

Layne®

04 COMMON GROUND

Layne Christensen Company ANNUAL REPORT

CONTENTS

SOURCES OF REVENUE



62% WATER RESOURCES
25% MINERAL EXPLORATION
12% GEOCONSTRUCTION
1% ENERGY

FINANCIAL HIGHLIGHTS [1]

(IN THOUSANDS, EXCEPT PER SHARE DATA)	**2004**	2003	2002	2001	2000
Total revenues	**$272,053**	$ 255,523	$ 266,614	$ 274,959	$ 258,410
Income (loss) before income taxes	**6,626**	8,454	2,954	(6,456)	(6,632)
Net income (loss)	**2,361**	3,182	1,047	(6,217)	(7,125)
Diluted earnings (loss) per share	**0.19**	0.26	0.09	(0.52)	(0.61)
Total debt	**42,000**	32,370	34,357	61,928	63,500
Total assets	**217,327**	178,100	202,342	233,868	245,335
Return on assets	**1.19%**	1.67%	0.48%	(2.59)%	(2.87)%
Total stockholders' equity	**93,685**	83,373	95,892	93,925	106,840
Return on equity	**2.67%**	3.55%	1.10%	(6.19)%	(6.47)%
Stock price:					
High	**13.21**	10.80	8.88	6.13	12.38
Low	**7.00**	5.47	4.00	3.00	4.63
Number of shares outstanding	**12,534**	11,853	11,708	11,708	11,691

TOTAL REVENUES
(IN MILLIONS)



258.4
275.0
266.6
255.5
272.1
2000
2001
2002
2003
2004

Total revenues in fiscal 2004 were up 6.5%, with the mineral exploration division posting a 22% increase in revenues.

NET INCOME
(IN MILLIONS)



(7.1)
(6.2)
1.0
3.2
2.4
2000
2001
2002
2003
2004

Debt restructuring costs and competitive pricing pressures in the water resources division's markets contributed to lower net income in fiscal 2004.

DILUTED EARNINGS
PER SHARE



(0.61)
(0.52)
0.09
0.26
0.19
2000
2001
2002
2003
2004

Refinancing our credit facilities, while negatively impacting fiscal 2004 earnings per share, has repositioned Layne Christensen for future growth.

TOTAL DEBT
(IN MILLIONS)



63.5
61.9
34.4
32.4
42.0
2000
2001
2002
2003
2004

One of our most noteworthy accomplishments in fiscal 2004 was the successful negotiation of two unsecured loan facilities totaling $90 million.

[1] *Excluding discontinued operations and cumulative effect of accounting change*



OUR COMMON DENOMINATOR, mother earth, links all of Layne Christensen's activities worldwide. In every division, we are putting something in the ground, taking it out – or both. These skills are shared in all our businesses – water, mineral exploration, geoconstruction and energy. Wherever we are in the world, we work beneath the surface with the goal of developing this common ground.

04

Natural resource scarcity and global expansion are creating **opportunities** in industries where we have strength.

DEAR STOCKHOLDERS

During fiscal 2004 the final elements were put in place to accelerate revenue and earnings growth. Key to this positioning was our successful completion of unsecured loan facilities with Prudential Investment Management, Inc. and LaSalle Bank National Association.

Additionally, in February 2004 our fixed-term debt received an investment-grade rating. The timing was perfect. Natural resource scarcity and global expansion are creating opportunities in industries where we have a large presence. Over the past two years we have aligned our businesses and balance sheet to participate in a meaningful way.

Net income, excluding charges for bank refinancing and the effects of accounting changes for goodwill, totaled $4,075,000 in fiscal 2004, or $0.33 per share, versus $1,630,000, or $0.13 per share, in the prior year. We also completed programs begun in fiscal 2003 to divest non-core assets and narrow our focus within strategic business units. Those activities had a net impact of $0.02 per share in fiscal 2004 results versus $0.18 per share loss in the prior year.

Revenues from continuing operations totaled $272,053,000 versus $255,523,000 in the prior year. Of this amount, approximately 62% is in our water resources division and totaled $169,631,000 versus $167,080,000 in the prior year. Water resources division operating earnings totaled $20,942,000 versus $28,654,000 in the prior year, a 27% decline.

This earnings falloff was primarily caused by deteriorating job margins resulting from weak U.S. municipal, industrial, energy and agricultural markets. Of the drivers influencing water consumption, only the housing sector grew. While Layne Christensen doesn't drill water wells for individual homeowners, we do benefit from large-scale residential developments, which often include golf courses. Our geographic concentration in certain western states helped mitigate a difficult year's impact.



Contributing to year-over-year water resources revenue growth was our decision early in 2003 to protect market share and compete during this downturn. It is difficult to gauge when "competitiveness" crosses over the line and adds to the problem, especially since our company has traditionally been a price leader. Our plans in fiscal 2005 include raising margins and we have already started increasing prices on all bid and negotiated work.

It is critical to the company's fiscal 2005 results that we succeed. Our goal is to improve gross profit margins in the water resources division 3.7% by year end. Twice before we have improved margins by raising prices while also improving our field operating performance and safety. In today's economic environment, we will have to repeat those successes.

WATER BUSINESS OFFERS OPPORTUNITIES

Despite the tough year, I am more bullish on opportunities in water now than any time in the past ten years. We see a recovery beginning in the agricultural, industrial and energy markets that will positively impact our base business. Even with a lagging municipal sector, the supply issues in the water industry continue to increase, producing opportunities in water source, treatment and infrastructure. Additionally, regulations continue to be written that tighten standards, further restricting water supplies in the U.S. and throughout the world.

Photo: A.B. Schmitt, President and Chief Executive Officer



Water

"The municipal sector downturn was a major factor in compressing margins last year. While we're still dealing with that issue, other market sectors we serve such as agriculture, industry and energy are beginning to benefit from the improving U.S. economy. We see this business cycle coupled with new product opportunities in water treatment paving the way for continued growth. Compounding this will be incremental expenditures necessary to maintain, improve and deliver future supplies of water."

GREG ALUCE – President, Water Resources Division

Minerals

After five consecutive years of declines in worldwide spending for mineral exploration, spending last year grew 26%. This year we anticipate increased spending as gold and base metal prices remain major drivers for exploration drilling. As a result, our mineral exploration division should have another good year in both revenue and earnings growth. Our focus will be to efficiently, safely and prudently handle this sharp increase in volume."

ERIC DESPAIN – President, Mineral Exploration Division



the stage is set for a long overdue recovery in mineral exploration.

Strategically, we have identified treatment, infrastructure and selective base business acquisitions as the most attractive areas of opportunity. In water treatment, our focus is on iron, manganese, radon, radium, nitrates and arsenic removal. Related opportunities are in residuals management. Working with industry leaders such as Rohm and Haas has given our Water Treatment Group leading edge products in ion exchange. The best way to accelerate these opportunities may be to acquire one or more companies that serve as a platform for our products and that benefit from our established distribution network. With our demonstrated ability to operate worldwide, we are not restricted to domestic opportunities.

Water and wastewater infrastructure, both new and rehabilitated, offer growth opportunities that readily fit into our company. Every study of future water industry spending shows the dominance of infrastructure needs. The engineering, design, construction, rehabilitation, project management and logistics required to address these infrastructure needs fit our skill set extremely well. Again, the acquisition route may be the best way to participate in this market.

WATER HAS BEEN UNDERVALUED FOREVER. THOSE DYNAMICS ARE RAPIDLY CHANGING.

Timing can be everything. In the water industry we feel our time has arrived. Forces behind the never-ending demand for water are as powerful as the forces that prevent easily or cheaply finding and delivering more.

MINERALS DIVISION ACHIEVES TURNAROUND

Layne Christensen's mineral exploration drilling activities moved in the opposite direction of our water drilling. Revenues totaled $68,218,000 versus $55,769,000 in the prior year while division operating earnings totaled $3,343,000 versus a loss in the prior year of $1,082,000. The incremental pull-through per revenue dollar of this earnings swing was about 35% and has the potential to improve in fiscal 2005 as tighter utilization forces prices up. Our prediction in last year's annual report that the five-year decline in mineral exploration had bottomed proved to be accurate. Beginning in late 1997, the Asian financial crisis was the catalyst for a nearly 70% decline in exploration expenditures over a five-year period. Rapid growth in the United States and Europe from 1998 through 2000 did little to impede the mining sector's decline. We have long maintained that our drilling would not recover until commodities consumption began to grow in greater Asia - including Japan.

Looking at prices for commodities, we are again reminded of the impact of greater Asia on consumption, as today's demand occurs with only a tepid recovery in the United States, Latin America and Europe. In this recovery's early stage, we do not know how much spending will grow or how long it will last. However, we do know that the downturn resulted in fewer mining companies, fewer gold and base metal discoveries and a decimation of the ranks of junior mining companies that did the most "greenfield" exploration.

Likewise, the number of drilling contractors has been drastically reduced. Drilling revenues for Layne Christensen's mineral exploration division, its Latin American affiliates and two other major competitors accounted for over 50% of worldwide drilling expenditures in our markets last year. The market is extremely tight for both equipment and people. Barriers to entry are also high as ore-body development has continued to migrate to harsher environments. Barring any major global dislocations, the stage is set for a long overdue recovery in mineral exploration.

After reviewing ways to maximize returns during this recovery, we have concluded the best option is what we call an "add-a-rig strategy." Simply put, that means we will take advantage of

04 A modest recovery in U.S. industrial/manufacturing activity may result in more private-sector **geoconstruction** work, leading to a better year in fiscal 2005.

opportunities to improve prices and efficiencies and will be diligent when adding new investment. We feel confident about our market-share position and ability to take advantage of the upswing. Fiscal 2005 should be another year of strong growth in revenue and profits in this market.

GEOCONSTRUCTION SEES IMPROVEMENT IN MIX

Our drilling revenues in the construction industry mostly comes from small-diameter specialized geoconstruction activities. This involves grouting, jet grouting, vibratory ground improvement and installation of anchors, tie backs and stone columns. With the exception of our Italian subsidiary Tecniwell, which manufactures critical geoconstruction components, our activities focus primarily on the U.S. market.

Since the economic slowdown, the private-sector portion of our drilling work has steadily declined while the public sector has increased. This occurs because many public sector projects, such as those in the national highway bill, were approved and funded in prior years. While this gives us a foundation of work that prevents a freefall during a general economic decline, the work is typically not as rewarding, is more prone to delays and is subject to a greater incidence of disputes with general contractors and their clients.

That certainly has proven to be the case for us this year. Revenues for geoconstruction drilling totaled $31,285,000 versus $29,621,000 in the prior year, but division operating profit was $2,246,000, down from $2,631,000 in the prior year. Clearly, delays were a big problem as was evident in our quarterly earnings calls, but mix was also a problem as gross margins fell around 6%. In the early part of fiscal 2005 we are seeing a modest pickup in private sector requests for proposals, paralleling what we feel is a modest recovery in the U.S. manufacturing/industrial sector. If this bidding activity results in more work in the private sector, we will likely have a better year in fiscal 2005.

One strategic issue we are examining is whether we should stay narrowly focused on small-diameter geoconstruction activities. This division has attained the highest return on invested capital of any of Layne Christensen's drilling businesses for the past five years. Year after year our profitability has exceeded industry returns for geoconstruction/foundation companies.

Can we take our methods, management and approach to operations into the broader geoconstruction/foundation market? In fiscal 2005 we will evaluate a number of opportunities that may involve expanding our product lines in this business.

WE BELIEVE COALBED METHANE CAN HELP MEET RISING U.S. GAS CONSUMPTION NEEDS.

ENERGY DIVISION EVOLVES RAPIDLY

None of our business activities have evolved as rapidly as Layne Energy. In January 2002 we formed our strategic alliance with Mohajir Engineering Group, Inc. to explore opportunities in the unconventional natural gas market. Our belief, formed in 2001, was that rising U.S. gas consumption over the next 20 years could only be met through rapid growth of unconventional gas sources such as coalbed methane (CBM).

Layne Christensen was familiar with this market since we have been a drilling contractor in shallow gas and CBM projects for many years. We already had many of the services and skill sets necessary to drill, complete and tie gas wells into gathering systems and pipelines.

Using this integrated model has led to CBM development projects in Kansas and Oklahoma. Progress to date includes drilling and completing 80 gross wells and installing gathering systems along with a 10-mile, high-pressure pipeline connecting the Kansas properties.



Geoconstruction

"Since 9/11, the U.S. construction market has been soft and 'choppy.' Our goals have included maintaining our core specialty business and our highly skilled people. We have largely accomplished these objectives. A steadily improving construction market with increased private-sector activity should foster expansion."

PETER IOVINO – President, Geoconstruction Division

04 Common ground links all of our activities worldwide.

As our experience increased, we evolved in our thinking on how best to maximize returns. In late fiscal 2004 we concluded that the Mohajir Engineering acquisition, coupled with Layne Christensen's project management skills, sufficiently positioned us to reduce our exposure in the oil and gas service side of Layne Energy. This move will free up future capital and management talent to focus on exploration and production.

Accordingly, in January 2004 we divested our Toledo Oil and Gas gulf coast assets as well as Layne Energy's Canadian drilling business, which focused on the oil sands and shallow gas markets. We retained certain assets necessary for logging, perforating and fracing operations on CBM and shallow gas wells. Vibration Technology was also retained. We still have many rigs involved in water and minerals drilling that, if we choose, can drill shallow gas or CBM wells.

I THANK OUR EMPLOYEES FOR THEIR HARD WORK AND DEDICATION.

We have also looked at acquiring several Oklahoma and Kansas producing properties, including a significant tract near our current projects. Though not the successful bidder, Layne Energy gained important exposure with financial institutions and energy companies. This has led us to consider several options in developing our current properties and future opportunities. With our strong balance sheet and $40 million in untapped credit, we have great flexibility in determining how best to proceed.

The reconfigured Layne Energy had revenues of $2,919,000 in fiscal 2004 versus $2,617,000 in the prior year. Division operating results were a loss of $1,500,000 versus a loss of $1,223,000 the prior year. Revenues are from retained services since only a few CBM wells were connected by year-end. All wells drilled last year should be online in the first quarter. Based on reservoir production profiles, Layne Energy should be profitable in the fourth quarter of fiscal 2005.

This will be an exciting and telling year for Layne Energy. If the production/reservoir profile is correct, asset value creation will be much greater in this division than we can achieve in our other businesses.

We enter fiscal 2005 on a path to enhance shareholder value – a path that's as sound as we've seen for years. I am confident we will meet our goals in all of our divisions. Our theme in this year's annual report is "Common Ground" since mother earth links all of our activities worldwide. In every division, we are putting something in the ground, taking it out – or both.

The skills needed are the same in all our businesses. We are geographically dispersed, working on projects that are planning, management and logistics intensive, with many pieces of equipment required to develop this common ground.

I thank every employee in our company and in our joint ventures worldwide. Without their hard work and dedication there would be no Layne Christensen. Also I thank my board of directors, including five recently elected, who bring a wealth of talent, experience and insight to our efforts. Most important, thanks to our stockholders. You have demonstrated confidence in our company and belief in our ability to enhance your investment value.

A. B. Schmitt
President and Chief Executive Officer



Energy

"We are positioned for strong growth as we develop existing properties and add to inventory. Layne Energy has been on a fast track since entering the coalbed methane (CBM) market. We evolved from focusing on oil and gas services to a focus on hydrocarbon exploration and production. Still, we retained the skill sets to manage drilling, stimulating, completing, gathering and delivering gas resources. The measure of our success will be in producing molecules."

COLIN KINLEY – President, Layne Energy Division

Layne Christensen Company and Subsidiaries

SELECTED FINANCIAL DATA

The following selected historical financial information as of and for each of the five fiscal years ended January 31, 2004, has been derived from the Company's audited Consolidated Financial Statements. The Company completed various acquisitions in each of the fiscal years, except for 2001, which are more fully described in Note 2 of the Notes to Consolidated Financial Statements or in previous Annual Reports. The acquisitions have been accounted for under the purchase method of accounting and, accordingly, the Company's consolidated results include the effects of the acquisitions from the date of each acquisition. During fiscal year 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and recorded a non-cash charge of $14,429,000, net of income taxes, as a cumulative effect of a change in accounting principle (see Note 5 of the Notes to Consolidated Financial Statements). The Company also sold various operating companies during 2003 and 2004 and classified their results as discontinued operations for all years presented (see Note 4 of the Notes to Consolidated Financial Statements). The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

INCOME STATEMENT DATA

(in thousands, except per share data):

Fiscal Years Ended January 31,	2004	2003	2002	2001	2000
Revenues	$ 272,053	$ 255,523	$ 266,614	$ 274,959	$ 258,410
Cost of revenues (exclusive of depreciation shown below)	196,462	180,351	190,942	204,384	189,076
Gross profit	75,591	75,172	75,672	70,575	69,334
Selling, general and administrative expenses	53,920	52,425	53,069	52,514	48,961
Depreciation and amortization	11,877	13,204	16,711	19,939	22,032
Other income (expense):					
Equity in earnings (losses) of affiliates	1,398	842	925	894	(27)
Interest	(2,604)	(2,490)	(3,934)	(6,205)	(4,818)
Debt extinguishment costs	(2,320)	(1,135)	–	–	–
Other, net	358	1,694	71	733	(128)
Income (loss) from continuing operations before income taxes	6,626	8,454	2,954	(6,456)	(6,632)
Income tax expense (benefit)	4,265	5,084	1,837	(121)	238
Minority interest, net of income taxes	–	(188)	(70)	118	(255)
Net income (loss) from continuing operations before discontinued operations and cumulative effect of accounting change	2,361	3,182	1,047	(6,217)	(7,125)
Income (loss) from discontinued operations, net of income taxes	(1,456)	(2,225)	31	291	(540)
Gain (loss) on sale of discontinued operations, net of income taxes	1,746	(23)	–	–	–
Net income (loss) before cumulative effect of accounting change	2,651	934	1,078	(5,926)	(7,665)
Cumulative effect of accounting change, net of income taxes	–	(14,429)	–	–	–
Net income (loss)	$ 2,651	$ (13,495)	$ 1,078	$ (5,926)	$ (7,665)
Basic earnings (loss) per share	$ 0.22	$ (1.14)	$ 0.09	$ (0.50)	$ (0.66)
Diluted earnings (loss) per share	$ 0.21	$ (1.11)	$ 0.09	$ (0.50)	$ (0.66)

BALANCE SHEET DATA

(in thousands):

At January 31,	2004	2003	2002	2001	2000
Working capital, excluding debt	$ 52,406	$ 37,613	$ 35,584	$ 50,531	$ 48,816
Total assets	217,327	178,100	202,342	233,868	245,335
Total debt	42,000	32,370	34,357	61,928	63,500
Total stockholders' equity	93,685	83,373	95,892	93,925	106,840

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Such statements are those concerning the strategic plans, expectations and objectives for future operations and are generally indicated by words or phrases such as "anticipate," "estimate," "project," "believe," "intend," "expect," "plan" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including but not limited to prevailing prices for various commodities, unanticipated slowdowns in the Company's major markets, the risks and uncertainties normally incident to the exploration for and development and production of oil and gas, the impact of competition, the effectiveness of operational changes expected to increase efficiency and productivity, worldwide economic and political conditions and foreign currency fluctuations that may affect worldwide results of operations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this report, and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

MANAGEMENT OVERVIEW OF REPORTABLE OPERATING SEGMENTS

The Company is a multinational company which provides sophisticated services and related products to a variety of markets. Management defines the Company's operational organizational structure into discrete divisions based on its primary product lines. Each division comprises a combination of individual district offices, which primarily offer similar types of services and serve similar types of markets. Although individual offices within a division may periodically perform services normally provided by another division, the results of those services are recorded in the office's own division. For example, if a water resources division office performed geoconstruction services, the revenues would be recorded in the water resources division rather than the geoconstruction division. Should an office's primary responsibility move from one division president to another, that office's results going forward would be reclassified between divisions at that time. The Company's reportable segments are defined as follows:

WATER RESOURCES DIVISION

This division provides a full line of water-related services and products including hydrological studies, site selection, well design, drilling and well development, pump installation, and repair and maintenance. The division's offerings include the design and construction of water treatment facilities and the manufacture and sale of products to treat volatile organics and other contaminants such as nitrates, iron, manganese, arsenic, radium and radon in groundwater. The division also offers environmental services to assess and monitor groundwater contaminants. Effective February 1, 2003, the Company's ground freezing services were included in the division on a prospective basis due to a change in reporting responsibility.

The division's operations rely heavily on the municipal sector as approximately 63% of the division's fiscal 2004 revenues were derived from the municipal market. The municipal sector has been adversely impacted by the slow U.S. economy. Reduced tax revenues have limited spending and new development by local municipalities. Generally, spending levels in the municipal sector lag an economic recovery and are expected to remain at reduced levels for the first half of next year.

In addition to the reduced spending levels in the municipal market, the Company has also experienced reduced demand for its services in the industrial markets. The soft markets have increased the competitive challenges for the division as competitors have been very aggressive on pricing. The division's margins have been adversely affected as the result of a focused effort to maintain market share in a difficult environment. As the U.S. economy begins to recover, the Company expects activity levels within the water markets to improve along with pricing. The division is also expanding its water treatment product offerings and expects to see growth in water treatment sales in fiscal 2005.

MINERAL EXPLORATION DIVISION

This division provides a complete range of drilling services for the mineral exploration industry. Its aboveground and underground drilling activities include all phases of core drilling, diamond, reverse circulation, dual tube, hammer and rotary air-blast methods.

Demand for the Company's mineral exploration drilling services depends upon the level of mineral exploration and development activities conducted by mining companies, particularly with respect to gold and copper. Mineral exploration is highly speculative and is influenced by a variety of factors, including the prevailing prices for various metals that often fluctuate widely. In this connection, the level of mineral exploration and development activities conducted by mining companies could have a material adverse effect on the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

In fiscal 2004, the mineral exploration division experienced the first increase in worldwide exploration spending since 1997, driven primarily by increased gold and base metals prices. The division relies heavily on mining activity in Africa as 57% of total division revenues for fiscal 2004 were generated in Africa. The Company believes this concentration of risk is mitigated by working for larger international mining companies and the establishment of permanent operating facilities in Africa. Operating difficulties in Africa, including but not limited to, political instability, workforce instability, harsh environment, disease and remote locations, all create natural barriers to entry in this market by competitors. The Company believes it has positioned itself as the market leader in Africa and has established the infrastructure to operate effectively. The division expects to experience continued growth next year as mining activity accelerates.

GEOCONSTRUCTION DIVISION

This division focuses on services that improve soil stability, primarily jet grouting, grouting, vibratory ground improvement, drilled micropiles, stone columns, anchors and tie backs. The division also manufactures a line of high-pressure pumping equipment used in grouting operations and geotechnical drilling rigs used for directional drilling. Effective February 1, 2003, the division no longer includes the Company's ground freezing services due to a change in reporting responsibility.

The geoconstruction division frequently acts as a subcontractor to heavy civil construction contractors and governmental agencies. In many cases, circumstances outside of the Company's control are inherent in a subcontractor relationship. Consequently, the division could experience delays on projects that could have a material adverse effect on the division. The Company expects the volume of large, construction-type projects utilizing the Company's services to improve next year in conjunction with the U.S. economic recovery.

ENERGY DIVISION

This division primarily focuses on exploration and production of coalbed methane ("CBM") properties in the United States. To date it has been concentrated on projects in the mid-continent region of the United States. Historically, the division has also included service businesses in shallow gas and tar sands exploration drilling, conventional oilfield fishing services and coil tubing fishing services. During fiscal 2004, the division's strategy shifted to focus mainly on resource development rather than providing services to external customers. Accordingly, in January 2004, the Company sold its Canadian drilling unit to Ensign Drilling and its oilfield fishing services to Smith International. The results of operations for these units have been reclassified to discontinued operations for all years presented (see Note 4 of the Notes to Consolidated Financial Statements). The division is now composed of the Company's CBM development activities and two small, specialty energy service companies.

Upon the sale of the two businesses in fiscal 2004, the Company has re-positioned the division to focus mainly on exploration and production activities associated with its CBM properties. The expansion of the Company's energy segment is contingent upon significant cash investments to develop the Company's unproved acreage. As of January 31, 2004, the Company has invested $14,084,000 in oil and gas related assets and expects to spend approximately $8,000,000 in development activities associated with its CBM efforts in fiscal 2005. The production curve for a typical CBM well is generally 15-20 years. Accordingly, the Company expects to earn a return on its investment through production proceeds over the next 15-20 years. However, future revenues and profits will be dependent upon a number of factors, including consumption levels for natural gas, commodity prices, the economic feasibility of gas exploration and production and the discovery rate of new gas reserves. The Company expects to have approximately 80 gross producing wells on-line by the end of the first quarter of fiscal 2005. Operating losses in the division are expected through the third quarter of fiscal 2005 until sufficient production volumes are generated to offset the division's level of fixed costs.

PRODUCTS AND OTHER

This grouping has historically included the Company's supply operation, which distributed drilling equipment, parts and supplies; a manufacturing operation producing diamond drilling rigs, diamond bits, core barrels and drill rods ("Christensen Products") and other miscellaneous operations which do not fall into the above divisions. On January 23, 2003, the Company sold its supply operation to Boart Longyear. Upon the sale, the results of operations were reclassified to discontinued operations for all years presented (see Note 4 of the Notes to Consolidated Financial Statements). On August 8, 2001, the Company sold its Christensen Products business to a subsidiary of Atlas Copco (see Note 6 of the Notes to Consolidated Financial Statements).

The following table, which is derived from the Company's Consolidated Financial Statements, presents, for the periods indicated, the percentage relationship which certain items reflected in the Company's Statements of Income bear to revenues and the percentage increase or decrease in the dollar amount of such items period-to-period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

	Fiscal Years Ended January 31,			Period-to-Period Change	
	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
Revenues:					
Water resources	62.3%	65.4%	64.8%	1.5%	(3.3)%
Mineral exploration	25.1	21.8	21.7	22.3	(3.8)
Geoconstruction	11.5	11.6	10.1	5.6	9.7
Energy	1.1	1.0	1.4	11.5	(28.6)
Products and other	0.0	0.2	2.0	*	(91.6)
Total revenues	100.0%	100.0%	100.0%	6.5	(4.2)
Cost of revenues (exclusive of depreciation shown below)	72.2%	70.6%	71.6%	8.9	(5.5)
Gross profit	27.8	29.4	28.4	0.6	(0.7)
Selling, general and administrative expenses	19.8	20.5	19.9	2.8	(1.2)
Depreciation and amortization	4.4	5.2	6.3	(10.0)	(21.0)
Other income (expense):					
Equity in earnings of affiliates	0.5	0.3	0.3	66.0	(9.0)
Interest	(1.0)	(1.0)	(1.5)	4.6	(36.7)
Debt extinguishment costs	(0.8)	(0.5)	0.0	*	*
Other, net	0.1	0.8	0.0	(78.8)	*
Income from continuing operations before income taxes	2.4	3.3	1.1	(21.6)	*
Income tax expense	1.5	2.0	0.7	(16.1)	*
Minority interest, net of income taxes	0.0	0.0	0.0	*	*
Net income from continuing operations before discontinued operations and cumulative effect of accounting change	0.9	1.3	0.4	(25.8)	*
Income (loss) from discontinued operations, net of income taxes	(0.5)	(0.9)	0.0	(34.5)	*
Gain (loss) from sale of discontinued operations, net of income taxes	0.6	(0.0)	0.0	*	*
Net income before cumulative effect of accounting change	1.0	0.4	0.4	*	(13.4)
Cumulative effect of accounting change, net of income taxes	0.0	(5.7)	0.0	*	*
Net income (loss)	1.0%	(5.3)%	0.4%	*	*

* Not meaningful

COMPARISON OF FISCAL 2004 TO FISCAL 2003

Revenues for fiscal 2004 increased $16,530,000, or 6.5%, to $272,053,000 compared to $255,523,000 for fiscal 2003. The increase was primarily the result of increases in the Company's mineral exploration division. See further discussion of results of operations by division presented below.

Gross profit as a percentage of revenues was 27.8% for fiscal 2004 compared to 29.4% for fiscal 2003. The decrease in gross profit percentage for the year was primarily related to the negative impact of competitive pricing pressures on the Company's water resources division. The municipal, industrial, energy and agricultural market segments were weak throughout the year. Decreases in gross profit in the water resources division were partially offset by improved margins in the Company's mineral exploration division due to increased activity levels associated with higher gold and base metal prices.

Selling, general and administrative expenses increased to $53,920,000 for fiscal 2004 compared to $52,425,000 for fiscal 2003 (19.8% and 20.5% of revenues, respectively). The increase for the year was primarily the result of severance-related benefits of $1,244,000 accrued during the second quarter (see Note 7 of the Notes to Consolidated Financial Statements), start-up expenses related to the Company's groundwater transfer project in Texas and increased insurance costs. These expenses were partially offset by lower incentive compensation expense and cost savings associated with the workforce reductions completed during the second quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Depreciation and amortization decreased to $11,877,000 for fiscal 2004 compared to $13,204,000 for fiscal 2003. The decrease in depreciation and amortization was the result of assets becoming fully depreciated in prior periods primarily in the geoconstruction and mineral exploration divisions.

Interest expense increased to $2,604,000 for fiscal 2004 compared to $2,490,000 for fiscal 2003. The increase was a result of an increase in the Company's average borrowings during the year.

The Company recorded debt extinguishment costs of $2,320,000 for fiscal 2004 and $1,135,000 for fiscal 2003. The losses for the periods represent prepayment penalties and the write-off of associated deferred fees in connection with refinancing of the Company's credit facilities.

Other, net was income of $358,000 for fiscal 2004 compared to income of $1,694,000 for fiscal 2003. The variance in income from last year was primarily due to gains from insurance proceeds, fixed asset sales, and investment sales that have not recurred at the same levels in the current year.

Income tax expense related to continuing operations of $4,265,000 was recorded for fiscal 2004 (an effective rate of 64.4%), compared to $5,084,000 for the same period last year (an effective rate of 60.1%). Exclusive of the impact of the debt extinguishment costs, the effective rate would have been 57.7% compared to 57.6% for the twelve months ended January 31, 2004 and 2003, respectively. The remaining difference in the effective rate versus the statutory federal rate was due primarily to the impact of nondeductible expenses and the tax treatment of certain foreign operations.

Net income for fiscal 2004 included income related to discontinued operations of $290,000. During the fourth quarter of fiscal 2004, the Company sold its Layne Christensen Canada and Toledo Oil and Gas subsidiaries. Both entities were historically reported as part of the Company's energy segment. In connection with the sales, the Company recorded a gain of $1,746,000, net of income taxes of $1,034,000. The gains related to the sale of these operations were offset by operating losses of $1,456,000, net of income taxes of $215,000 (see Note 4 of the Notes to Consolidated Financial Statements).

WATER RESOURCES DIVISION

(in thousands)

Year ended January 31,	2004	2003
Revenues	$ 169,631	$ 167,080
Income from continuing operations	20,942	28,654

Water resources revenues increased 1.5% to $169,631,000 for the year ended January 31, 2004, from $167,080,000 for the year ended January 31, 2003. The increase in revenues was primarily the result of a concerted effort to maintain market share in the division's markets, especially the soft municipal market where activity has been impacted by competitive pressures and reduced spending. The increase is also attributable to increased infrastructure needs as a result of population expansion in certain areas of the United States, especially metropolitan areas in California and Illinois.

Income from continuing operations for the water resources division decreased 26.9% to $20,942,000 for the year ended January 31, 2004, compared to $28,654,000 last year. The decrease in income from continuing operations for the twelve months ended January 31, 2004, was primarily attributable to competitive pricing pressures in the municipal, industrial, energy and agricultural market segments, reduced margins due to a difficult winter drilling season and earnings from a large, multi-divisional project in the prior year which was not replaced in fiscal 2004.

MINERAL EXPLORATION DIVISION

(in thousands)

Year ended January 31,	2004	2003
Revenues	$ 68,218	$ 55,769
Income (loss) from continuing operations	3,343	(1,082)

Mineral exploration revenues increased 22.3% to $68,218,000 for the year ended January 31, 2004, compared to revenues of $55,769,000 for the year ended January 31, 2003. The increase in revenues was attributable to increased exploration activity in the Company's markets as a result of higher gold and base metals prices. The increased activity levels had the greatest impact at the Company's locations in Africa.

Income from continuing operations for the mineral exploration division was $3,343,000 for the year ended January 31, 2004, compared to a loss from continuing operations of $1,082,000 for the year ended January 31, 2003. The improved profitability in the division was primarily due to the increased activity levels noted above. The division also benefited from improved earnings by its Latin American affiliates and lower depreciation from assets that were fully depreciated in prior periods. These items were partially offset by increased expenses in Australia to bring equipment into compliance with changes in transportation regulations.

GEOCONSTRUCTION DIVISION

(in thousands)

Year ended January 31,	2004	2003
Revenues	$ 31,285	$ 29,621
Income from continuing operations	2,246	2,631

Geoconstruction revenues increased 5.6% to $31,285,000 for the year ended January 31, 2004, compared to $29,621,000 for the year ended January 31, 2003. The increase in revenues was primarily a result of a large project in the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

northwest United States for the Department of Energy and increased sales at the Company's manufacturing unit in Italy. The increased sales in Italy were primarily the result of the weakened value of the U.S. dollar against the euro, the functional currency of the subsidiary. The movement of the euro versus the dollar resulted in an increase of approximately $1,000,000 upon conversion to the Company's reporting currency.

The geoconstruction division had income from continuing operations of $2,246,000 for the year ended January 31, 2004, compared to $2,631,000 for the year ended January 31, 2003. The decrease in income from continuing operations was attributable to delays and work suspensions on certain public sector projects partially offset by reduced depreciation expense from assets that were fully depreciated in prior periods.

ENERGY DIVISION

(in thousands)

Year ended January 31,	2004	2003
Revenues	$ 2,919	$ 2,617
Loss from continuing operations	(1,500)	(1,223)

Energy division revenues increased 11.5% to $2,919,000 for the year ended January 31, 2004, compared to revenues of $2,617,000 for the year ended January 31, 2003. The increase in revenues for the division was primarily attributable to increased market penetration of the Company's resonance technology process. Revenues for the division in fiscal 2004 include approximately $73,000 related to the Company's coalbed methane projects in the mid-continent region of the United States.

The division had a loss from continuing operations of $1,500,000 for the year ended January 31, 2004, compared to a loss from continuing operations of $1,223,000 for the year ended January 31, 2003. The increased loss for the division is the result of increased expenses related to the Company's coalbed methane development activities.

CORPORATE EXPENSES

Corporate expenses not allocated to individual divisions, primarily included in selling, general and administrative expenses, were $13,481,000 and $14,759,000 for the years ended January 31, 2004 and 2003, respectively. The decrease in Corporate expenses for the year ended January 31, 2004, was primarily the result of lower division incentive-related accruals for the year, workforce reductions in the second quarter (see Note 7 of the Notes to Consolidated Financial Statements), and cost reduction measures implemented late in fiscal 2003. The decreases noted above were partially offset by severance-related costs (see Note 7 of the Notes to Consolidated Financial Statements) of approximately $800,000 incurred during the second quarter.

COMPARISON OF FISCAL 2003 TO FISCAL 2002

The financial comparison and discussion of fiscal 2003 versus fiscal 2002 has been reclassified to reflect discontinued operations.

RESULTS OF OPERATIONS

Revenues for fiscal 2003 decreased $11,091,000, or 4.2%, to $255,523,000 compared to $266,614,000 for fiscal 2002. The decrease was primarily the result of decreases in the Company's water resources and products divisions. See further discussion of results of operations by division presented below.

Gross profit as a percentage of revenues was 29.4% for fiscal 2003 compared to 28.4% for fiscal 2002. The increase in gross profit was primarily attributable to improved pricing and margins at the Company's domestic water locations partially offset by expenses associated with the Company's domestic oil and gas exploration activities.

Selling, general and administrative expenses decreased to $52,425,000 for fiscal 2003 compared to $53,069,000 for fiscal 2002 (20.5% and 19.9% of revenues, respectively). The decrease was primarily a result of lower incentive-related accruals partially offset by start-up expenses related to a water development and storage venture and expenses associated with the Company's coalbed methane exploration and development activities. The increase as a percentage of revenues is attributable to start-up expenses associated with the water development and storage venture and the relative level of fixed costs in the Company's operating divisions.

Depreciation and amortization decreased to $13,204,000 for fiscal 2003 compared to $16,711,000 for fiscal 2002. The decrease in depreciation and amortization was the result of assets becoming fully depreciated in prior periods in the mineral exploration division and ceasing to amortize goodwill upon adoption of SFAS No. 142 (see Note 5 of the Notes to Consolidated Financial Statements).

Interest expense decreased to $2,490,000 for fiscal 2003 compared to $3,934,000 for fiscal 2002. The decrease was a result of decreases in the Company's average borrowings and in interest rates during the year.

The Company recorded debt extinguishment costs of $1,135,000 for the year ended January 31, 2003, for prepayment penalties associated with the refinancing of the Company's credit facilities. The loss was initially recorded in fiscal 2003 as an extraordinary item and was reclassified to income from continuing operations in fiscal 2004 upon adoption of SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment to FASB Statement No. 13 and Technical Corrections."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Other, net increased to income of $1,694,000 for the year ended January 31, 2003, compared to income of $71,000 for the year ended January 31, 2002. The increase was primarily due to a gain on the sale of the Company's investment in a gold exploration project in Africa, and gains as a result of a Company initiative to monetize excess property and equipment. These gains were partially offset by a write-down of the Company's former Christensen Products plant.

Income tax expense related to continuing operations of $5,084,000 was recorded for the year ended January 31, 2003 (an effective rate of 60.1%), compared to $1,837,000 (an effective rate of 62.2%) for the same period last year. The effective rate in excess of the statutory federal rate was a result of the impact of nondeductible expenses and the tax treatment of certain foreign operations.

The net loss for fiscal 2003 included losses related to discontinued operations of $2,248,000 and a $14,429,000 non-cash impairment loss related to goodwill recorded as the cumulative effect of an accounting change upon the adoption of SFAS No. 142.

WATER RESOURCES DIVISION

(in thousands)

Year ended January 31,	2003	2002
Revenues	$ 167,080	$ 172,806
Income from continuing operations	28,654	27,474

Water resources revenues decreased 3.3% to $167,080,000 for the year ended January 31, 2003, from $172,806,000 for the year ended January 31, 2002. The decrease in revenues was primarily the result of reduced municipal spending in certain of the Company's markets and the resulting competitive pressures, partially offset by increased demand for the Company's services due to increased infrastructure needs created by population growth in the western United States.

Income from continuing operations for the water resources division increased 4.3% to $28,654,000 for the year ended January 31, 2003, compared to $27,474,000 for last year. The increase was primarily attributable to improved pricing and margins at certain of the Company's domestic water supply locations, a large, multi-divisional drilling project performed in the oil and gas sector and certain gains on the sale of property and equipment, partially offset by start-up expenses associated with a water development and storage venture.

MINERAL EXPLORATION DIVISION

(in thousands)

Year ended January 31,	2003	2002
Revenues	$ 55,769	$ 57,945
Loss from continuing operations	(1,082)	(7,313)

Mineral exploration revenues decreased 3.8% to $55,769,000 for the year ended January 31, 2003, compared to revenues of $57,945,000 for the year ended January 31, 2002. Increased activity levels in North America and Australia due to rising precious metal prices were not sufficient to offset reduced exploration activity in certain areas of Africa.

The loss from continuing operations for the mineral exploration division was $1,082,000 for the year ended January 31, 2003, compared to a loss of $7,313,000 for the year ended January 31, 2002. Results of operations for the year ended January 31, 2003, reflect losses in Africa partially offset by improved operating performance and increased activity levels in North America and Australia. Included in the African losses was the impact of losing two significant contracts and approximately $1,000,000 of costs associated with relocating the West African operations base. The division benefited in fiscal 2003 from reduced depreciation and amortization of $2,753,000 due to assets that were fully depreciated in prior periods and ceasing to amortize goodwill upon the adoption of SFAS No. 142. Also included in the year was a gain of $901,000 on the sale of an investment in a gold exploration project in Africa. The prior year loss includes a $3.3 million charge related to the sale of the Company's investment in Ausdrill Limited (see Note 6 of the Notes to Consolidated Financial Statements).

GEOCONSTRUCTION DIVISION

(in thousands)

Year ended January 31,	2003	2002
Revenues	$ 29,621	$ 27,006
Income from continuing operations	2,631	1,194

Geoconstruction revenues increased 9.7%, to $29,621,000 for the year ended January 31, 2003, compared to $27,006,000 for last year. The increase in revenues was a result of two large construction projects in Hawaii, the large multi-divisional project in the oil and gas sector and increased equipment sales as a result of new product offerings at the Company's manufacturing facility in Italy.

The geoconstruction division had income from continuing operations of $2,631,000 for the year ended January 31, 2003, compared to $1,194,000 for the year ended January 31, 2002. The increased profits were primarily attributable to the margins associated with increased revenues and the elimination of costs incurred in the prior year associated with complications on certain of the Company's groundfreezing projects.

ENERGY DIVISION

(in thousands)

Year ended January 31,	2003	2002
Revenues	$ 2,617	$ 3,667
Loss from continuing operations	(1,223)	(260)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Energy revenues decreased 28.6% to $2,617,000 for the year ended January 31, 2003, compared to revenues of $3,667,000 for the year ended January 31, 2002. Revenues for the division were negatively impacted by depressed market conditions for our oil and gas services in the Gulf of Mexico region of the United States.

The division had a loss from continuing operations of $1,223,000 for the year ended January 31, 2003, compared to a loss from continuing operations of $260,000 for the year ended January 31, 2002. The increased loss was the result of expenses related to the Company's energy exploration activities and coalbed methane development efforts and reduced income due to depressed market conditions.

PRODUCTS AND OTHER

(in thousands)

Year ended January 31,	2003	2002
Revenues	$ 436	$ 5,190
Income (loss) from continuing operations	(2,142)	1,389

Products and other revenues decreased 91.6% to $436,000 for the year ended January 31, 2003, compared to $5,190,000 for the year ended January 31, 2002. The decrease in revenues was the result of the sale of Christensen Products to a subsidiary of Atlas Copco in the third quarter of last year and two large specialty construction projects completed last year.

The loss for products and other of $2,142,000 for the year ended January 31, 2003, includes a write-down of the Christensen Products land and building to reflect further declines in fair market value and residual expenses associated with closing Christensen Products. Income for the year ended January 31, 2002, includes a $4.0 million gain on the sale of Christensen Products to Atlas Copco (see Note 6 of the Notes to Consolidated Financial Statements).

CORPORATE EXPENSES

Corporate expenses not allocated to individual divisions, primarily included in selling, general and administrative expenses, were $14,759,000 and $15,596,000 for the years ended January 31, 2003 and 2002, respectively. The decrease in unallocated corporate expenses was primarily the result of lower incentive-related accruals for the year.

FLUCTUATION IN QUARTERLY RESULTS

The Company historically has experienced fluctuations in its quarterly results arising from the timing of the award and completion of contracts, the recording of related revenues and unanticipated additional costs incurred on projects. The Company's revenues on large, long-term drilling contracts are recognized on a percentage of completion basis for individual contracts based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. Changes in job performance, job conditions and estimated profitability (including those arising from contract penalty provisions) and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. A significant number of the Company's contracts contain fixed prices and assign responsibility to the Company for cost overruns for the subject projects; as a result, revenues and gross margin may vary from those originally estimated and, depending upon the size of the project, variations from estimated contract performance could affect the Company's operating results for a particular quarter. Many of the Company's contracts are also subject to cancellation by the customer upon short notice with limited damages payable to the Company. In addition, adverse weather conditions, natural disasters, force majeure and other similar events can curtail Company operations in various regions of the world throughout the year, resulting in performance delays and increased costs. Moreover, the Company's domestic drilling activities and related revenues and earnings tend to decrease in the winter months when adverse weather conditions interfere with access to drilling sites and the ability to drill; as a result, the Company's revenues and earnings in its second and third quarters tend to be higher than revenues and earnings in its first and fourth quarters. Accordingly, as a result of the foregoing as well as other factors, quarterly results should not be considered indicative of results to be expected for any other quarter or for any full fiscal year. See the Company's Consolidated Financial Statements and Notes thereto.

INFLATION

Management believes that the Company's operations for the periods discussed have not been adversely affected by inflation or changing prices from its suppliers.

LIQUIDITY AND CAPITAL RESOURCES

Management exercises discretion regarding the liquidity and capital resource needs of its business segments. This includes the ability to prioritize the use of capital and debt capacity, to determine cash management policies and to make decisions regarding capital expenditures.

The Company's primary sources of liquidity have historically been cash from operations, supplemented by borrowings under its credit facilities. Cash from operating activities was $4,770,000, $19,083,000 and $25,509,000 in fiscal 2004, 2003 and 2002, respectively. Cash from operations and borrowings under the credit facilities in 2004 were used to fund capital spending of $20,628,000 during the year. In fiscal 2005, the Company expects to continue its expansion into the production of coalbed methane gas. Capital expenditure estimates for fiscal 2005 include approximately $8,000,000 related to coalbed methane development and $14,000,000 to upgrade equipment and facilities in the Company's other divisions. As of January 31, 2004, the Company had no material commitments outstanding for capital assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The Company maintains an agreement (the "Master Shelf Agreement") whereby it can issue up to $60,000,000 in unsecured notes. The Company also holds a revolving credit facility (the "Credit Agreement") composed of an unsecured $30,000,000 revolving facility. Borrowings under the Master Shelf and Credit Agreements were used to refinance borrowings outstanding under the Company's previous credit facilities. At January 31, 2004, the Company had outstanding notes of $40,000,000 under the Master Shelf Agreement and borrowings of $2,000,000 under the Credit Agreement (see Note 12 of the Notes to Consolidated Financial Statements). The remaining $20,000,000 of notes under the Master Shelf Agreement are available for issuance at market rates until July 2005. Issuance of the notes is contingent on, among other things, compliance with financial covenants in the Master Shelf and Credit Agreements. The Company was in compliance with its financial covenants at January 31, 2004, and expects to remain in compliance through the foreseeable future.

The Company's working capital as of January 31, 2004, 2003 and 2002, was $52,406,000, $33,675,000 and $15,513,000, respectively. A portion of the reason for the increases in working capital at January 31, 2004 and 2003, was the receipt of proceeds from the sale of businesses near the end of January in each year. Excluding cash and cash equivalents, working capital as of January 31, 2004, 2003 and 2002, would have been $30,804,000, $22,905,000 and $12,530,000, respectively. Working capital was also comparatively lower at January 31, 2002, due to $16,500,000 in current maturities under then existing credit facilities, which were refinanced on a long-term basis in fiscal 2003. The increased working capital at January 31, 2004, is discussed in more detail below. The Company believes it will have sufficient cash from operations and access to credit facilities to meet the Company's operating cash requirements and to fund its budgeted capital expenditures for fiscal 2005.

OPERATING ACTIVITIES

Cash from operating activities, including discontinued operations, decreased $14,313,000 to $4,770,000 for the year ended January 31, 2004. The decrease in cash from operations in 2004 was primarily attributable to increased working capital, primarily caused by increased receivable balances in the Company's operating divisions. The increased receivables for fiscal 2004 were primarily a result of increased balances related to Layne Canada due to a busier winter drilling season compared to last year, increased activity levels in the mineral exploration division, and a slowing of collections from water resources and geoconstruction division customers. The increased receivables were also attributable to receivables from our joint interest partners on coalbed methane projects. The increased receivable balances were partially offset by an increase in accounts payable due to increased activity levels in the minerals division, costs related to the Company's pipeline construction on a CBM project in the Midwest and closing accruals and lease termination costs associated with the sale of Layne Canada.

INVESTING ACTIVITIES

The Company's capital expenditures of $20,628,000 for fiscal 2004 were directed primarily toward the Company's expansion into coalbed methane exploration and production, including the construction of gas pipeline infrastructure near the Company's development projects. Expenditures related to the Company's CBM development efforts totaled $10,539,000 during fiscal 2004. The remaining capital expenditures were directed towards expansion and upgrading of the Company's equipment and facilities primarily in the water resources and mineral exploration divisions.

Investing activities for fiscal 2004 also include the proceeds from the sale of businesses of $18,114,000 and business acquisitions of $1,150,000. The Company sold Layne Canada on January 30, 2004, and received $15,914,000 upon closing. On January 6, 2004, the Company sold Toledo Oil and Gas and received $2,200,000 upon closing. An additional payment of $300,000 related to the sale of Toledo was received in February 2004. During fiscal 2004, the Company acquired Mohajir Engineering Group for $1,150,000 (see Note 2 of the Notes to Consolidated Financial Statements). The acquisition positioned the Company to take advantage of growth opportunities in the coalbed methane development market.

FINANCING ACTIVITIES

The Company's financing activities primarily related to the issuance of $40,000,000 in notes under the Master Shelf Agreement, borrowings of $2,000,000 under the Company's revolving credit facility and proceeds from the issuance of common stock related to the exercise of stock options during the year. Proceeds from option exercises were unusually high in fiscal 2004 due to increases in the Company's stock price and a large number of options with impending expiration dates. The proceeds from issuance of the notes were used to pay the outstanding borrowings under the Company's previous credit facilities, a prepayment penalty related to the previous loan facilities and issuance costs related to the Master Shelf Agreement and the Company's new revolving credit facility. Financing activities also include note payments related to the Company's acquisition of the DrillCorp assets in November 2003 (see Note 2 of the Notes to Consolidated Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company's contractual obligations and commercial commitments are summarized as follows (in thousands):

	Payments/Expiration by Period				
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Contractual Obligations and Other Commercial Commitments					
Credit facilities	$ 42,000	$ –	$ 2,000	$ 13,333	$ 26,667
Operating leases	17,174	5,326	7,322	3,808	718
Lease termination costs	6,603	6,603	–	–	–
Mineral interest obligations	315	128	51	39	97
DrillCorp Promissory Note	2,820	1,740	1,080	–	–
Total contractual cash obligations	68,912	13,797	10,453	17,180	27,482
Standby letters of credit	8,958	8,958	–	–	–
Asset retirement obligations	96	–	–	–	96
Total contractual obligations and commercial commitments	$ 77,966	$ 22,755	$ 10,453	$ 17,180	$ 27,578

The Company expects to meet its contractual cash obligations in the ordinary course of operations, and that the standby letters of credit will be renewed in connection with its annual insurance renewal process.

The Company incurs additional obligations in the ordinary course of operations. These obligations, including but not limited to, interest payments on debt, income tax payments and pension fundings are expected to be met in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements, located elsewhere in this Annual Report. The Company believes that the following represents the more critical estimates and assumptions used in the preparation of its consolidated financial statements.

Revenue Recognition – Revenue is recognized on large, long-term contracts using the percentage of completion method based upon materials installed and labor costs incurred. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Goodwill and Other Intangibles – In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, which was effective for the Company as of February 1, 2002. SFAS No. 142 substantially changed the accounting for goodwill, requiring that goodwill and other intangible assets with indefinite useful lives cease to be amortized, and instead periodically tested for impairment. The Company performs its annual impairment test as of December 31 each year. The process of evaluating goodwill for impairment involves the determination of the fair value of the Company's reporting units. Inherent in such fair value determinations are certain judgments and estimates, including the interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. The Company believes at this time that the carrying value of the remaining goodwill is appropriate, although to the extent additional information arises or the Company's strategies change, it is possible that the Company's conclusions regarding impairment of the remaining goodwill could change and result in a material effect on its financial position or results of operations.

Other Long-lived Assets – In evaluating the fair value and future benefits of long-lived assets, including the Company's coalbed methane assets, the Company performs an analysis of the anticipated future net cash flows of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONCLUDED)

related long-lived assets and reduces their carrying value by the excess, if any, of the result of such calculation. The Company believes at January 31, 2004, that the long-lived assets' carrying values and useful lives continue to be appropriate.

Accrued Insurance Expense – The Company maintains insurance programs where it is responsible for a certain amount of each claim up to a self-insured limit. Estimates are recorded for health and welfare, property and casualty insurance costs that are associated with these programs. These costs are estimated based on actuarially determined projections of future payments under these programs. Should a greater amount of claims occur compared to what was estimated or costs of the medical profession increase beyond what was anticipated, reserves recorded may not be sufficient and additional costs to the consolidated financial statements could be required.

Costs estimated to be incurred in the future for employee medical benefits, property and casualty insurance programs resulting from claims which have occurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies. These costs are not expected to significantly impact liquidity in future periods (see Note 15 of the Notes to Consolidated Financial Statements).

Income Taxes – Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets are reviewed for recoverability and valuation allowances are provided as necessary. Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries and foreign affiliates is made only on those amounts in excess of those funds considered to be invested indefinitely (see Note 9 of the Notes to Consolidated Financial Statements).

Litigation and Other Contingencies – The Company is involved in litigation incidental to its business, the disposition of which is expected to have no material effect on the Company's financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings. The Company accrues its best estimate of the probable cost for the resolution of legal claims. Such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's estimate of its probable liability in these matters may change.

See Note 17 of the Notes to Consolidated Financial Statements for a discussion of new accounting pronouncements and their impact on the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which the Company is exposed are interest rate risk on variable rate debt and foreign exchange rate risk that could give rise to translation and transaction gains and losses.

The Company centrally manages its debt portfolio considering overall financing strategies and tax consequences. A description of the Company's debt is included in Notes 12 of the Notes to Consolidated Financial Statements of this Annual Report. As of January 31, 2004, the $40,000,000 of the Company's debt outstanding is fixed-rate debt and $2,000,000 is variable rate debt. Accordingly, an instantaneous change in interest rates of one percentage point would not significantly impact the Company's annual interest expense.

Operating in international markets involves exposure to possible volatile movements in currency exchange rates. Currently, the Company's primary international operations are in Australia, Africa, Mexico and Italy. The operations are described in Notes 1 and 16 to the Consolidated Financial Statements. The Company's affiliates also operate in South America and Mexico (see Note 3 of the Notes to Consolidated Financial Statements). The majority of the Company's contracts in Africa and Mexico are U.S. dollar-based, providing a natural reduction in exposure to currency fluctuations. The Company also may utilize various hedge instruments, primarily foreign currency option contracts, to manage the exposures associated with fluctuating currency exchange rates (see Note 13 of the Notes to Consolidated Financial Statements). As of January 31, 2004, the Company held option contracts with an aggregate U.S. dollar notional value of $16,140,000.

As currency exchange rates change, translation of the income statements of the Company's international operations into U.S. dollars may affect year-to-year comparability of operating results. We estimate that a 10% change in foreign exchange rates would impact income from continuing operations approximately $240,000, $45,000 and $184,000 for the years ended January 31, 2004, 2003 and 2002, respectively. This represents approximately ten percent of the international segment operating income after adjusting for primarily U.S. dollar-based operations. This quantitative measure has inherent limitations, as it does not take into account any governmental actions, changes in customer purchasing patterns or changes in the Company's financing and operating strategies.

Foreign exchange gains and losses in the Company's Consolidated Statements of Income reflect transaction gains and losses and translation gains and losses from the Company's Mexican and African operations which use the U.S. dollar as their functional currency. Net foreign exchange gains and (losses) for the years ended January 31, 2004, 2003 and 2002, were $(232,000), $(52,000) and $112,000, respectively.

INDEPENDENT AUDITORS' REPORT AND STATEMENT OF MANAGEMENT RESPONSIBILITY

LAYNE CHRISTENSEN COMPANY:

We have audited the accompanying consolidated balance sheets of Layne Christensen Company and subsidiaries as of January 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of January 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 5 to the financial statements, in fiscal 2003 the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Kansas City, Missouri
April 12, 2004

STATEMENT OF MANAGEMENT RESPONSIBILITY:

The Consolidated Financial Statements of Layne Christensen Company and subsidiaries (the "Company") have been prepared in conformity with generally accepted accounting principles in the United States. The integrity and objectivity of the data in these financial statements are the responsibility of management, as is all other information included in the Annual Report. Management believes the information presented in the Annual Report is consistent with the financial statements, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.

Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any systems of internal controls based on a recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.

Deloitte & Touche LLP, independent accountants, audited the Company's Consolidated Financial Statements and issued an opinion thereon. Their audits were made in accordance with generally accepted auditing standards and included an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and internal audit to review matters related to the Company's financial statements, internal audit activities, internal accounting controls and nonaudit services provided by the independent accountants. The independent accountants and internal audit have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits, including internal controls, audit and financial matters.

Andrew B. Schmitt
President and Chief
Executive Officer

Jerry W. Fanska
Vice President and Chief
Financial Officer

Layne Christensen Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands) As of January 31,	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,602	$ 10,770
Customer receivables, less allowance of $4,104 and $4,078, respectively	55,336	39,117
Costs and estimated earnings in excess of billings on uncompleted contracts	13,746	8,711
Inventories	13,947	12,738
Deferred income taxes	9,357	11,514
Income taxes receivable	724	463
Other	6,057	4,867
Total current assets	120,769	88,180
Property and equipment:		
Land	7,861	6,801
Buildings	14,648	12,967
Machinery and equipment	160,327	167,043
Gas transportation facilities and equipment	2,267	–
Oil and gas properties	10,376	3,176
Mineral interest in oil and gas properties	1,441	369
	196,920	190,356
Less-accumulated depreciation	(132,120)	(132,167)
Net property and equipment	64,800	58,189
Other assets:		
Investment in affiliates	19,239	18,587
Goodwill	2,449	1,659
Deferred income taxes	7,717	8,262
Other	2,353	3,223
Total other assets	31,758	31,731
	$ 217,327	$ 178,100
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,568	$ 16,044
Current maturities of long-term debt	–	3,938
Accrued compensation	11,925	10,874
Accrued insurance expense	6,392	7,845
Other accrued expenses	8,511	7,508
Lease termination costs	6,603	–
Income taxes payable	463	422
Billings in excess of costs and estimated earnings on uncompleted contracts	8,901	7,874
Total current liabilities	68,363	54,505
Noncurrent and deferred liabilities:		
Long-term debt	42,000	28,432
Accrued insurance expense	7,690	6,765
Other	5,589	5,025
Total noncurrent and deferred liabilities	55,279	40,222
Contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, none issued and outstanding	–	–
Common stock, par value $.01 per share, 30,000,000 shares authorized, 12,533,818 and 11,852,650 shares issued and outstanding	125	119
Capital in excess of par value	89,759	84,414
Retained earnings	13,458	10,807
Accumulated other comprehensive loss	(9,629)	(11,922)
Notes receivable from management stockholders	(28)	(45)
Total stockholders' equity	93,685	83,373
	$ 217,327	$ 178,100

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data) For the Years Ended January 31,	2004	2003	2002
Revenues	$ 272,053	$ 255,523	$ 266,614
Cost of revenues (exclusive of depreciation shown below)	196,462	180,351	190,942
Gross profit	75,591	75,172	75,672
Selling, general and administrative expenses	53,920	52,425	53,069
Depreciation and amortization	11,877	13,204	16,711
Other income (expense):			
Equity in earnings of affiliates	1,398	842	925
Interest	(2,604)	(2,490)	(3,934)
Debt extinguishment costs	(2,320)	(1,135)	–
Other, net	358	1,694	71
Income from continuing operations before income taxes	6,626	8,454	2,954
Income tax expense	4,265	5,084	1,837
Minority interest, net of income taxes of $0, $0 and $37	–	(188)	(70)
Net income from continuing operations before discontinued operations and cumulative effect of accounting change	2,361	3,182	1,047
Income (loss) from discontinued operations, net of income taxes of $(215), $(1,094) and $295	(1,456)	(2,225)	31
Gain (loss) on sale of discontinued operations, net of income taxes of $1,034, $15 and $0	1,746	(23)	–
Net income before cumulative effect of accounting change	2,651	934	1,078
Cumulative effect of accounting change, net of income taxes of $5,796	–	(14,429)	–
Net income (loss)	$ 2,651	$ (13,495)	$ 1,078
Basic income (loss) per share:			
Net income from continuing operations	$ 0.20	$ 0.27	$ 0.09
Income (loss) from discontinued operations, net of income taxes	0.02	(0.19)	–
Net income before cumulative effect of accounting change	0.22	0.08	0.09
Cumulative effect of accounting change, net of income taxes	–	(1.22)	–
Net income (loss) per share	$ 0.22	$ (1.14)	$ 0.09
Diluted income (loss) per share:			
Net income from continuing operations	$ 0.19	$ 0.26	$ 0.09
Income (loss) from discontinued operations, net of income taxes	0.02	(0.18)	–
Net income before cumulative effect of accounting change	0.21	0.08	0.09
Cumulative effect of accounting change, net of income taxes	–	(1.19)	–
Net income (loss) per share	$ 0.21	$ (1.11)	$ 0.09
Weighted average number of common and dilutive equivalent shares outstanding:			
Weighted average shares outstanding - basic	12,202	11,823	11,758
Dilutive stock options	211	319	277
Weighted average shares outstanding - diluted	12,413	12,142	12,035

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Notes Receivable from Management Stockholders	Total
Balance, February 1, 2001	11,707,694	$ 117	$ 83,613	$ 23,224	$ (12,913)	$ (116)	$ 93,925
Comprehensive income:							
Net income	–	–	–	1,078	–	–	1,078
Other comprehensive income (loss):							
Change in unrecognized pension liability, net of income taxes of $389	–	–	–	–	(617)	–	(617)
Foreign currency translation adjustments, net of income taxes of $291	–	–	–	–	(377)	–	(377)
Change in unrealized loss on available for sale investments, net of income taxes of $1,248	–	–	–	–	1,880	–	1,880
Comprehensive income							1,964
Issuance of stock, net of expenses	–	–	(8)	–	–	–	(8)
Payments on notes receivable	–	–	–	–	–	11	11
Balance, January 31, 2002	11,707,694	117	83,605	24,302	(12,027)	(105)	95,892
Comprehensive loss:							
Net loss	–	–	–	(13,495)	–	–	(13,495)
Other comprehensive income (loss):							
Change in unrecognized pension liability, net of income taxes of $570	–	–	–	–	(906)	–	(906)
Foreign currency translation adjustments, net of income taxes of $754	–	–	–	–	1,198	–	1,198
Change in unrealized gain on available for sale investments, net of income taxes of $26	–	–	–	–	(53)	–	(53)
Change in unrealized loss on swap, net of income taxes of $84	–	–	–	–	(134)	–	(134)
Comprehensive loss							(13,390)
Issuance of stock upon exercise of options	144,956	2	544	–	–	–	546
Income tax benefit on exercise of options	–	–	265	–	–	–	265
Payments on notes receivable	–	–	–	–	–	60	60
Balance, January 31, 2003	11,852,650	119	84,414	10,807	(11,922)	(45)	83,373
Comprehensive income:							
Net income	–	–	–	2,651	–	–	2,651
Other comprehensive income:							
Change in unrecognized pension liability, net of income taxes of $71	–	–	–	–	112	–	112
Foreign currency translation adjustments, net of income taxes of $1,330	–	–	–	–	1,093	–	1,093
Change in unrealized loss on available for sale investments, net of income taxes of $62	–	–	–	–	98	–	98
Change in unrealized loss on swap, net of income taxes of $84	–	–	–	–	134	–	134
Change in unrealized gain on exchange contracts, net of income taxes of $539	–	–	–	–	856	–	856
Comprehensive income							4,944
Issuance of stock for incentive compensation program	217,504	2	1,701	–	–	–	1,703
Issuance of acquisition escrow shares	50,761	–	500	–	–	–	500
Issuance of stock upon exercise of options	412,903	4	2,742	–	–	–	2,746
Income tax benefit on exercise of options	–	–	402	–	–	–	402
Payments on notes receivable	–	–	–	–	–	17	17
Balance, January 31, 2004	12,533,818	$ 125	$ 89,759	$ 13,458	$ (9,629)	$ (28)	$ 93,685

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) For the Years Ended January 31,	2004	2003	2002
Cash flow from operating activities:			
Net income (loss)	$ 2,651	$ (13,495)	$ 1,078
Adjustments to reconcile net income (loss) to cash from operations:			
(Gain) loss on sale of discontinued operations, net of income taxes	(1,746)	23	–
(Income) loss on discontinued operations, net of income taxes	1,456	2,225	(31)
Loss on extinguishment of debt	2,320	1,135	–
Cumulative effect of accounting change, net of income taxes	–	14,429	–
Depreciation and amortization	11,877	13,204	16,711
Deferred income taxes	2,431	(565)	752
Equity in earnings of affiliates	(1,398)	(842)	(925)
Dividends received from affiliates	843	1,974	904
Minority interest	–	188	107
Gain from disposal of property and equipment	(146)	(47)	(325)
Gain on purchase and sale of businesses	–	(214)	(3,991)
(Gain) loss on sale of investments	(8)	(901)	3,329
Changes in current assets and liabilities, (exclusive of effects of acquisitions and disposals):			
(Increase) decrease in customer receivables	(11,352)	2,446	6,471
(Increase) decrease in costs and estimated earnings in excess of billing on uncompleted contracts	(6,654)	2,158	866
(Increase) decrease in inventories	(1,909)	4,430	4,591
(Increase) decrease in other current assets	(377)	758	(104)
Increase (decrease) in accounts payable and accrued expenses	3,481	(10,223)	(2,346)
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	1,109	(537)	(1,675)
Other, net	1,896	1,046	(1,585)
Cash from continuing operations	4,474	17,192	23,827
Cash from discontinued operations	296	1,891	1,682
Cash from operating activities	4,770	19,083	25,509
Cash flow from (used in) investing activities:			
Additions to property and equipment	(10,089)	(11,809)	(9,809)
Additions to oil and gas properties	(9,467)	(3,176)	–
Additions to mineral interest in oil and gas properties	(1,072)	(369)	–
Proceeds from disposal of property and equipment	349	3,264	4,073
Proceeds from sale of businesses	18,114	6,851	8,165
Acquisition of business	(1,150)	(246)	–
Proceeds from sale of investment	167	500	–
Investment in joint venture	(111)	(1,059)	–
Cash from (used in) continuing operations	(3,259)	(6,044)	2,429
Cash used in discontinued operations	(2,976)	(1,663)	(1,386)
Cash from (used in) investing activities	(6,235)	(7,707)	1,043
Cash flow from (used in) financing activities:			
Net borrowings (repayments) under revolving credit facilities	2,000	8,500	(24,000)
Issuance of long-term debt	40,000	35,000	–
Repayments of long-term debt	(32,370)	(45,487)	(3,571)
Prepayment penalty on early extinguishment of debt	(671)	(1,135)	–
Debt issuance costs	(160)	(1,709)	–
Payments on DrillCorp promissory note	(680)	–	–
Issuance of common stock	2,746	546	–
Payments on notes receivable from management stockholders	17	60	11
Cash from (used in) financing activities	10,882	(4,225)	(27,560)
Effects of exchange rate changes on cash	1,415	636	570
Net increase (decrease) in cash and cash equivalents	10,832	7,787	(438)
Cash and cash equivalents at beginning of year	10,770	2,983	3,421
Cash and cash equivalents at end of year	$ 21,602	$ 10,770	$ 2,983

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Layne Christensen Company and subsidiaries (together, the "Company") provide comprehensive services and products to the water resources, mineral exploration, geoconstruction and energy markets through its four primary operating divisions (see Note 16). The Company operates throughout North America as well as in Africa, Australia and Europe. Its customers include municipalities, industrial companies, mining companies, environmental consulting and engineering firms, heavy civil construction contractors and, to a lesser extent, agribusiness. In mineral exploration, the Company has ownership interest in certain foreign affiliates operating in South America, with facilities in Chile and Peru (see Note 3).

Fiscal Year – References to years are to the fiscal years then ended.

Investment in Affiliated Companies – Investments in affiliates (20% to 50% owned) in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Financial information for the Company's foreign affiliates and certain foreign subsidiaries is reported in the Company's consolidated financial statements with a one-month lag in reporting periods. The effect of this one-month lag on the Company's financial results is not significant.

Use of Estimates in Preparing Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions and Translation – The cash flows and financing activities of the Company's Mexican and African operations are primarily denominated in the U.S. dollar. Accordingly, these operations use the U.S. dollar as their functional currency and translate monetary assets and liabilities at year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation, certain cost of revenues and selling expenses which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. Other foreign subsidiaries and affiliates use local currencies as their functional currency. Assets and liabilities have been translated to U.S. dollars at year-end exchange rates. Income and expense items have been translated at exchange rates which approximate the weighted average of the rates prevailing during each year. Translation adjustments are reported as a separate component of accumulated other comprehensive loss.

Net foreign currency transaction gains and (losses) for 2004, 2003 and 2002 were $(232,000), $(52,000) and $112,000, respectively.

Revenue Recognition – Revenue is recognized on large, long-term contracts using the percentage of completion method based upon materials installed and labor costs incurred. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Revenue is recognized on smaller, short-term contracts using the completed contract method. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Inventories – The Company values inventories at the lower of cost (first-in, first-out) or market. Allowances are recorded for inventory considered to be excess or obsolete. Inventories consist primarily of parts and supplies.

Property and Equipment and Related Depreciation – Property and equipment (including major renewals and improvements) are recorded at cost. Depreciation is provided using the straight-line method. Depreciation expense was $11,877,000, $13,204,000 and $15,672,000 in 2004, 2003 and 2002, respectively. The lives used for the items within each property classification are as follows:

	Years
Buildings	15 - 35
Machinery and equipment	3 - 10

Through its energy division, the Company engages in the operation, development, production and acquisition of oil and gas properties, principally focusing on coalbed methane gas projects. The Company follows the full-cost method of accounting for these properties. Under this method, all productive and nonproductive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells, including salaries, benefits and other internal costs directly attributable to these activities. The capitalized costs associated with the Company's oil and gas properties are depleted using the units

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

of production method. Costs associated with production and general corporate activities are expensed in the period incurred. As of January 31, 2004 and 2003, the Company has capitalized $11,817,000 and $3,545,000, respectively, related to oil and gas properties and land acquisition costs. The Company has also capitalized $2,267,000 as of January 31, 2004, related to gas transportation facilities and equipment. The Company's projects are in the early stages of completion and the Company does not have sufficient production information by which reserves can be established.

Goodwill – Goodwill relates to acquisitions completed by the Company. In 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which resulted in the Company ceasing to amortize goodwill. Amortization expense for goodwill was $1,039,000 for 2002. At least annually as of December 31, goodwill is tested for impairment by applying a fair value based test. In assessing the value of goodwill, assets and liabilities are assigned to reporting units and a discounted cash flow analysis is used to determine fair value.

Investments – The Company, through its wholly owned subsidiaries owned certain common stock of publicly traded companies in Australia and Mexico. The Company classified these investments as available-for-sale. The noncurrent investments had a cost basis of $172,000 and were reported at their fair values of approximately $12,000 at January 31, 2003. During 2004, the Company sold certain investments for $167,000 and recorded a net gain of $138,000. The gain was included in Other, net in the Company's Consolidated Statements of Income for the year ended January 31, 2004.

During the year, management determined that the Company's remaining investments had no fair value and that such decline in value was other-than-temporary. Accordingly, the Company recognized an impairment loss of $130,000 on these investments which is included in Other, net in the Company's Consolidated Statements of Income.

Impairment of Long-Lived Assets – At each balance sheet date or as circumstances indicate necessary, a determination is made by management as to whether the value of long-lived assets, including assets to be disposed of, has been impaired. The determination is based on several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows and other operating factors. Effective February 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of SFAS No. 144 did not have a significant effect on the Company's impairment policy.

Accrued Insurance Expense – Costs estimated to be incurred in the future for employee medical benefits, property and casualty insurance programs resulting from claims which have been incurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies (see Note 15).

Fair Value of Financial Instruments – The carrying amounts of financial instruments including cash and cash equivalents, customer receivables and accounts payable approximate fair value at January 31, 2004 and 2003, because of the relatively short maturity of those instruments. Investments in equity securities are carried at quoted market values. See Note 12 for disclosure regarding the fair value of indebtedness and the interest rate swap of the Company.

The Company follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, which requires all derivative financial instruments to be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Under SFAS 133, the Company accounts for its unrealized hedges of forecasted costs as cash flow hedges, such that changes in fair value for the effective portion of hedge contracts, if material, are recorded in accumulated other comprehensive income in stockholders' equity. Changes in the fair value of the effective portion of hedge contracts are recognized in accumulated other comprehensive income until the hedged item is recognized in operations. The ineffective portion of the derivatives change in fair value, if any, is immediately recognized in operations. See Note 13 for disclosure regarding the fair value of foreign currency derivative instruments.

Consolidated Statements of Cash Flows – Highly liquid investments with an original maturity of three months or less at the time of purchase are considered cash equivalents. As of January 31, 2004, cash and cash equivalents included approximately $8,000,000 related to the sale of Layne Canada which was held in escrow pending final settlement of the lease termination costs incurred in connection with the sale (see Note 4).

The amounts paid for income taxes and interest are as follows:

(in thousands)	2004	2003	2002
Income taxes	$ 4,157	$ 3,348	$ 3,471
Interest	1,903	2,498	4,092

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Supplemental Noncash Transactions – In 2004, the Company issued 217,504 shares of common stock related to compensation awards and 50,761 shares in connection with an acquisition made in 1999. In 2003 and 2002, the Company did not issue shares of common stock or stock options related to compensation awards.

Income Taxes – Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets are reviewed for recoverability and valuation allowances are provided as necessary. Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries and foreign affiliates is made only on those amounts in excess of those funds considered to be invested indefinitely (see Note 9).

Earnings Per Share – Earnings per common share are based upon the weighted average number of common and dilutive equivalent shares outstanding. Options to purchase common stock are included based on the treasury stock method for dilutive earnings per share except when their effect is antidilutive. Options to purchase 313,597, 390,900 and 398,454 shares have been excluded from weighted average shares in 2004, 2003 and 2002, respectively, as their effect was antidilutive.

Stock-Based Compensation – Stock-based compensation may be accounted for either based on the estimated fair value of the awards at the date they are granted (the "SFAS 123 Method") or based on the difference, if any, between the market price of the stock at the date of grant and the amount the employee must pay to acquire the stock (the "APB 25 Method"). The Company uses the APB 25 Method to account for its stock-based compensation programs (see Note 14). Pro forma net income (loss) and earnings per share for 2004, 2003 and 2002, determined as if the SFAS 123 Method had been applied, are presented in the following table:

(in thousands, except per share amounts)	2004	2003	2002
Net income (loss), as reported	$ 2,651	$ (13,495)	$ 1,078
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(134)	(578)	(566)
Pro forma net income (loss)	$ 2,517	$ (14,073)	$ 512
Net income (loss) per share:			
Basic - as reported	$ 0.22	$ (1.14)	$ 0.09
Basic - pro forma	$ 0.21	$ (1.19)	$ 0.04
Diluted - as reported	$ 0.21	$ (1.11)	$ 0.09
Diluted - pro forma	$ 0.20	$ (1.16)	$ 0.04

Other Comprehensive Loss – Accumulated balances, net of income taxes, of Other Comprehensive Loss are as follows:

(in thousands)	Cumulative Translation Adjustment	Unrealized Loss On Investments	Unrecognized Pension Liability	Unrealized Loss on Swap	Unrealized Gain on Exchange Contracts	Accumulated Other Comprehensive Loss
Balance, February 1, 2002	$ (10,992)	$ (45)	$ (990)	$ –	$ –	$ (12,027)
Period change	1,198	(53)	(906)	(134)	–	105
Balance, January 31, 2003	(9,794)	(98)	(1,896)	(134)	–	(11,922)
Period change	1,093	98	112	134	856	2,293
Balance, January 31, 2004	$ (8,701)	$ –	$ (1,784)	$ –	$ 856	$ (9,629)

Reclassifications – Certain 2003 and 2002 amounts, primarily related to discontinued operations, have been reclassified to conform with the 2004 presentation.

(2) ACQUISITIONS

On June 3, 2003, the Company acquired substantially all the assets of Mohajir Engineering Group, Inc., a full service engineering, geophysical, and geological consulting firm serving the energy industry for $1,150,000. The acquisition was made to enhance the Company's internal coalbed methane resources.

On November 10, 2003, the Company acquired certain assets and inventory of DrillCorp Tanzania Ltd ("DrillCorp"), a mineral exploration drilling operation in Tanzania, for $3,500,000. The Company issued a non-interest bearing promissory note for $3,500,000 to a related entity of DrillCorp to finance the acquisition. The acquisition was made to expand the Company's capital equipment resources and to assist in meeting the needs of recently awarded drilling contracts.

Had the 2004 acquisitions taken place as of February 1, 2003, pro forma operating results would not have been significantly different from those reported. The 2004 acquisitions had the following effect on the Company's consolidated financial position:

(in thousands)	2004
Property and equipment	$ 3,066
Inventory	500
Working capital	(2,076)
Intangible and other assets	1,100
Noncurrent and deferred liabilities	(1,440)
Total purchase price, net of cash acquired	$ 1,150

On December 13, 2002, the Company acquired the remaining 35% ownership in International Directional Services ("IDS") from its joint venture partner Silver States Survey, Inc. for approximately $246,000 in cash. The acquisition has been accounted for using the purchase method of accounting and did not have a significant effect on the Company's consolidated financial position or results of operations.

(3) INVESTMENTS IN AFFILIATES

The Company's investments in affiliates are carried at the Company's equity in the underlying net assets plus an additional $4,607,000 as a result of purchase accounting. This additional amount was being amortized over lives ranging from 20 to 35 years, however, amortization was ceased effective February 1, 2002, upon adoption of SFAS No. 142. These affiliates, which generally are engaged in mineral exploration drilling and the manufacture and supply of drilling equipment, parts and supplies, are as follows at January 31, 2004:

	Percentage Owned
Christensen Chile, S.A. (Chile)	49.99%
Christensen Commercial, S.A. (Chile)	50.00%
Geotec Boyles Bros., S.A. (Chile)	49.75%
Boyles Bros. Diamantina, S.A. (Peru)	29.49%
Christensen Commercial, S.A. (Peru)	50.00%
Geotec, S.A. (Peru)	35.38%
Boytec, S.A. (Panama)	49.99%
Plantel Industrial S.A. (Chile)	50.00%
Boytec Sondajes de Mexico, S.A. de C.V. (Mexico)	49.99%
Geoductos Chile, S.A. (Chile)	50.00%

In 2003, the Company sold its investment in Technidrill, Ltd. and Christensen Boyles GmbH for $860,000. At the time of sale, the investment had a cost basis of $845,000.

Financial information from foreign affiliates is reported with a one-month lag in the reporting period. Summarized financial information of the Company's foreign affiliates, as of January 31, 2004, 2003 and 2002, and for the years then ended, was as follows:

(in thousands)	2004	2003	2002
Total assets	$ 52,800	$ 52,332	$ 51,146
Total liabilities	17,807	17,039	13,442
Revenues	58,601	51,629	61,720
Gross profit	9,103	8,318	8,401
Operating income	4,110	3,839	3,905
Net income	3,268	2,206	1,988

The Company has transactions and balances with foreign affiliates which resulted in the following amounts being included in the Consolidated Financial Statements as of January 31, 2004, 2003 and 2002, and for the years then ended:

(in thousands)	2004	2003	2002
Accounts receivable	$ –	$ 77	$ 282
Revenues	336	167	2,691

Undistributed equity in earnings of foreign affiliates totaled $3,419,000, $2,820,000 and $3,925,000 as of January 31, 2004, 2003 and 2002, respectively.

In September 2002, the Company invested in a joint venture with a privately held limited partnership to develop a water storage bank on property located in California. The Company invested $1,059,000 to acquire 10% ownership in the joint venture. The joint venture had total assets of $10,824,000 as of January 31, 2004. The investment was accounted for using the equity method until June 2003 as the Company exercised significant influence over the joint venture through a management contract. After June 2003, the investment is accounted for using the cost method as the management contract terminated and the Company no longer exercises significant influence over the joint venture.

(4) DISCONTINUED OPERATIONS

During the third quarter of 2004, the Company reclassified the results of operations of its Toledo Oil and Gas ("Toledo") business to discontinued operations. Toledo was historically reported in the Company's energy segment and offered conventional oilfield fishing services and coil tubing fishing services (see Note 16). On January 6, 2004, the Company sold the Toledo operation for $2,500,000 and recorded a gain on the sale of $57,000, net of income taxes of $30,000, for the year ended January 31, 2004. The Company received $2,200,000 upon the sale and an additional $300,000 in February 2004 at the end of a contingency period.

In connection with the sale of Toledo, the Company recorded a contract termination liability for a long-term lease of the Toledo facilities. The contract

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

termination liability represents the present value of the rental payments specified in the lease reduced by an estimate for sublease rentals (based on market value of similar properties). The Company will record accretion expense due to the passage of time for the difference between the expected lease obligations, net of sublease rentals, and the present value of such operations. The contract termination costs are included in the Loss from Discontinued Operations in the Company's Consolidated Statements of Income. A summary of the lease liability follows:

(in thousands)	Amounts
January 31, 2003	$ –
2004 Charges	117
January 31, 2004	$ 117

Lease obligations of $135,000, net of sublease rentals, are expected to be paid over the term of the lease which extends to 2008.

On January 30, 2004, the Company sold its Layne Christensen Canada Ltd. ("Layne Canada") subsidiary for $15,914,000. Layne Canada was a component of the Company's energy segment (see Note 16) and provided drilling services to the shallow, unconventional oil and gas market. The Company recorded a gain on the sale of $1,652,000, net of income taxes of $994,000 for the year ended January 31, 2004.

On December 10, 2002, the Company sold its Ranney® collector well business to Reynolds, Inc. for $1,575,000. The Ranney® business was a component of the Company's Water Resources Division (see Note 16). The Company recorded a gain on the sale of approximately $827,000, net of income taxes of $520,000, for the year ended January 31, 2003.

On January 23, 2003, the Company sold its Drilling Equipment Supply, Inc. ("DESI") division to Boart Longyear for $2,616,000. DESI was a supply operation that distributed drilling equipment, parts and supplies and was the last remaining component of the Company's products segment (see Note 16). The Company recorded a loss on the disposal of $850,000, net of income taxes of $535,000, for the year ended January 31, 2003.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the results of operations for Layne Canada, Toledo, Ranney® and DESI have been classified as discontinued operations. Revenues and income (loss) from discontinued operations before income taxes for 2004, 2003 and 2002 were as follows:

(in thousands)	2004	2003	2002
Revenues:			
Canada	$ 20,083	$ 11,301	$ 18,802
Toledo	2,701	3,098	4,542
Ranney®	–	2,379	2,686
DESI	–	8,064	15,744
Total	$ 22,784	$ 24,842	$ 41,774
Income (loss) from discontinued operations before income taxes:			
Canada	$ (473)	$ 179	$ 1,441
Toledo	(1,273)	(1,577)	(168)
Ranney®	–	(726)	(918)
DESI	75	(1,195)	(29)
Total	$ (1,671)	$ (3,319)	$ 326

(5) GOODWILL

Effective February 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 requires that upon adoption and at least annually thereafter, goodwill be tested for impairment by applying a fair value based test. Periodic amortization of goodwill is no longer permitted under SFAS No. 142. Thus, the Company's Consolidated Statements of Income for 2004 and 2003 include no periodic amortization of goodwill.

SFAS No. 142 required companies to make an initial assessment of goodwill for impairment for each of its reporting units within six months after adoption. The Company completed this initial assessment of goodwill during the second quarter of 2003 and determined a transitional impairment charge was required. At February 1, 2002, the Company had $21,884,000 of goodwill recorded in its consolidated balance sheet, consisting primarily of goodwill associated with its mineral exploration segment. In assessing goodwill, the Company assigned assets and liabilities to its reporting units and developed a discounted cash flow analysis to determine the fair value of the reporting units. Based on this model, the Company determined that the mineral exploration goodwill was impaired. As a result, the Company recorded a non-cash charge of $14,429,000, net of income taxes of $5,796,000, as a cumulative effect of a change in accounting principle at February 1, 2002, in accordance with SFAS No. 142. The Company completed its annual impairment test on the remaining goodwill of its other businesses as of December 31, 2002, and no further impairment was indicated.

In connection with the decision to reclassify its Toledo Oil and Gas business as discontinued operations in the third quarter of 2004, the Company reassessed the recoverability of the goodwill associated with that business and recorded an impairment charge of $160,000. The Company completed its annual impairment test on the remaining goodwill of its other businesses as of December 31, 2003, and no further impairment was indicated.

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The carrying amount of goodwill attributed to each operating segment with goodwill balances follows:

(in thousands)	January 31, 2003	Impairment Adjustment	Additions	January 31, 2004
Geoconstruction	$ 1,499	$ –	$ –	$ 1,499
Energy	160	(160)	950	950
	$ 1,659	$ (160)	$ 950	$ 2,449

Pro forma results of operations for 2004, 2003 and 2002 had the Company applied the nonamortization provisions of SFAS No. 142 in those periods follows:

(in thousands, except per share amounts) Years ended January 31,	2004	2003	2002
Reported net income (loss)	$ 2,651	$ (13,495)	$ 1,078
Add back: Goodwill amortization, net of income taxes	–	–	862
Adjusted net income (loss)	$ 2,651	$ (13,495)	$ 1,940
Diluted earnings per share:			
Reported net income (loss)	$ 0.21	$ (1.11)	$ 0.09
Add back: Goodwill amortization, net of income taxes	–	–	0.07
Adjusted net income (loss)	$ 0.21	$ (1.11)	$ 0.16

(6) OTHER INCOME (EXPENSE)

Other income (expense) consisted of the following for the years ended January 31:

(in thousands)	2004	2003	2002
Gain from disposal of property and equipment	$ 146	$ 47	$ 325
Gain from purchase or sale of businesses	–	214	3,991
Gain (loss) from sale of investments	8	901	(3,329)
Gain (loss) from business closures	–	517	(1,697)
Exchange gains (losses)	(232)	(52)	112
Miscellaneous, net	436	67	669
	$ 358	$ 1,694	$ 71

The gain from disposal of property and equipment for 2003 includes gains of approximately $1,419,000 as a result of a Company initiative to monetize excess property and equipment, as well as gains from disposals in the ordinary course of business. These gains were partially offset by a $1,800,000 write-down of the Company's former Christensen Products plant to reflect current estimates of net realizable value.

In 2003, the Company, through its wholly owned subsidiary Layne Christensen Australia Pty Limited ("Layne Australia"), recognized a gain of $901,000 on the sale of its investment in a gold exploration project in Africa.

In 2002, the Company sold its Christensen Products business to a subsidiary of Atlas Copco. The Company received $8,165,000 and recorded a gain on the sale of $3,991,000. Approximately $1,800,000 in additional cash was received on February 1, 2002, upon the sale of certain additional assets and inventory at book value.

In 2002, the Company, through Layne Australia, sold its investment in Ausdrill Limited, a publicly traded company on the Australian Stock Exchange. The investment was classified as available-for-sale and had a cost basis of $3,535,000. The Company recorded a loss on the sale of $3,329,000 and removed the related loss of $1,880,000 net of income taxes, from accumulated other comprehensive income in the Consolidated Statement of Stockholders' Equity.

In 2002, the Company closed certain unprofitable locations and recognized a loss of $1,697,000. In 2003 the Company received higher than expected proceeds from the final settlement of certain of the assets and recorded a gain of $517,000.

(7) SEVERANCE COSTS

During the second quarter of 2004, the Company announced involuntary workforce reductions of 189 employees. The actions were primarily necessary to align the Company's cost structure with current market conditions. As of July 31, 2003, the Company had notified all applicable employees affected by these actions. The Company recorded severance and benefit charges of approximately $530,000 related to these actions in the second quarter of 2004 in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The severance costs are recorded in the Company's Consolidated Statements of Income as selling, general and administrative expenses for the year ended January 31, 2004. A reconciliation of the severance costs by segment follows:

(in thousands) Year Ended January 31,	2004
Water resources	$ 90
Mineral exploration	289
Energy	25
Corporate	126
Total	$ 530

As of January 31, 2004, the Company had paid $502,000 in costs associated with these workforce reductions. A summary of the severance costs and related activity follows:

	Number of Employees	Amount (in 000's)
Balance January 31, 2003	–	$ –
2004 Charges	189	530
2004 Payments	(187)	(502)
Balance January 31, 2004	2	$ 28

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company also provided termination benefits to certain employees in exchange for employees' voluntary termination of service. These benefits were offered to align the Company's cost structure with current market conditions. The Company recorded charges of approximately $714,000 as selling, general and administrative expenses in the Consolidated Statements of Income related to the voluntary termination benefits in accordance with SFAS No. 88, "Employers Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

(8) COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS:

(in thousands)	2004	2003
Costs incurred on uncompleted contracts	$ 77,932	$ 76,236
Estimated earnings	35,377	37,744
	113,309	113,980
Less: Billings to date	108,464	113,143
	$ 4,845	$ 837
Included in accompanying balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 13,746	$ 8,711
Billings in excess of costs and estimated earnings on uncompleted contracts	(8,901)	(7,874)
	$ 4,845	$ 837

The Company generally does not bill contract retainage amounts until the contract is completed. The Company bills its customers based on specific contract terms. Substantially all billed amounts are collectible within one year.

(9) INCOME TAXES

Income (loss) from continuing operations before income taxes is as follows:

(in thousands)	2004	2003	2002
Domestic	$ 9,060	$ 13,895	$ 15,420
Foreign	(2,434)	(5,441)	(12,466)
	$ 6,626	$ 8,454	$ 2,954

Components of income tax expense are as follows:

(in thousands)	2004	2003	2002
Currently due:			
U.S. federal	$ 940	$ 4,750	$ 849
State and local	363	1,079	316
Foreign	2,034	(198)	1,062
	3,337	5,631	2,227
Deferred:			
U.S. federal	2,651	(2,036)	(947)
State and local	(51)	576	(231)
Foreign	(1,672)	913	788
	928	(547)	(390)
	$ 4,265	$ 5,084	$ 1,837

Deferred income taxes result from temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The sources of these differences and their cumulative tax effects are as follows:

(in thousands)	2004			2003		
	Assets	Liabilities	Total	Assets	Liabilities	Total
Contract income	$ 4,084	$ –	$ 4,084	$ 3,974	$ –	$ 3,974
Accrued insurance expense	1,982	–	1,982	1,982	–	1,982
Employee compensation	1,279	–	1,279	1,326	–	1,326
Bad debts	1,728	–	1,728	1,473	–	1,473
Inventory	2,377	(150)	2,227	2,926	(566)	2,360
Top loss carryforward	503	–	503	–	–	–
Unrealized gain on exchange contracts	–	(539)	(539)	–	–	–
Other	1,314	(3,221)	(1,907)	1,715	(1,316)	399
Current	13,267	(3,910)	9,357	13,396	(1,882)	11,514
Accelerated depreciation	287	(4,192)	(3,905)	466	(4,903)	(4,437)
Cumulative translation adjustment	4,838	–	4,838	6,168	–	6,168
Accrued insurance expense	3,287	–	3,287	2,853	–	2,853
Unrealized loss on investments	69	–	69	52	–	52
Employee compensation	1,659	(665)	994	1,654	(540)	1,114
Mineral interests and oil and gas properties	–	(2,264)	(2,264)	–	(338)	(338)
Tax deductible goodwill	5,094	–	5,094	5,450	–	5,450
Tax loss carryforward	1,769	–	1,769	545	–	545
Unremitted foreign earnings	–	(885)	(885)	–	(838)	(838)
Other	864	(2,144)	(1,280)	674	(2,981)	(2,307)
Noncurrent	17,867	(10,150)	7,717	17,862	(9,600)	8,262
	$ 31,134	$ (14,060)	$ 17,074	$ 31,258	$ (11,482)	$ 19,776

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company has several Australian and African subsidiaries which have generated tax losses. The majority of these losses have been utilized to reduce the Company's federal and state income tax expense. The Company has tax loss carryforwards from its Mexican subsidiary of $1,500,000 which expire between 2010 and 2013, and from its Canadian subsidiary of $800,000 which expires in 2011.

At January 31, 2004, undistributed earnings of foreign subsidiaries and certain foreign affiliates included $9,460,000 for which no federal income or foreign withholding taxes have been provided. These earnings, which are considered to be invested indefinitely, become subject to income tax if they were remitted as dividends or if the Company were to sell its stock in the affiliates or subsidiaries. It is not practicable to determine the amount of income or withholding tax that would be payable upon remittance of these earnings.

Deferred income taxes were provided on undistributed earnings of certain foreign affiliates where the earnings are not considered to be invested indefinitely. Income taxes and foreign withholding taxes were also provided on dividends received and gains recognized on the sale of certain affiliates during the year.

The Company's federal income tax returns for the years ended January 31, 2000 and 2001, are currently under examination by the Internal Revenue Service ("IRS"). The Company has received a notice of proposed adjustments from the IRS for the years under examination and is in the process of challenging these adjustments. The Company believes the ultimate outcome of the examination will not result in a material impact on the Company's consolidated results of operations or financial position.

A reconciliation of the total income tax expense to the statutory federal rate is as follows:

(in thousands)	2004		2003		2002	
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Income tax at statutory rate	$ 2,253	34.0%	$ 2,874	34.0%	$ 1,004	34.0%
State income tax, net	230	3.5	382	4.5	57	1.9
Difference in tax expense resulting from:						
Nondeductible expenses	429	6.5	390	4.6	399	13.5
Taxes on foreign affiliates	(163)	(2.5)	1,295	15.3	(53)	(1.8)
Taxes on foreign operations	1,251	18.9	(205)	(2.4)	292	9.9
Other, net	265	4.0	348	4.1	138	4.7
	$ 4,265	64.4%	$ 5,084	60.1%	$ 1,837	62.2%

(10) OPERATING LEASES

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year from January 31, 2004, are as follows:

(in thousands)	
2005	$ 5,326
2006	4,179
2007	3,143
2008	2,335
2009	1,473
Thereafter	718

Operating leases are primarily for automobiles, light trucks, and office and shop facilities. Rent expense under operating leases (including insignificant amounts of contingent rental payments) was $12,383,000, $10,632,000 and $6,475,000 in 2004, 2003 and 2002, respectively.

(11) EMPLOYEE BENEFIT PLANS

The Company sponsors a pension plan covering certain hourly employees not covered by union-sponsored, multi-employer plans. Benefits are computed based mainly on years of service. The Company makes annual contributions to the plan substantially equal to the amounts required to maintain the qualified status of the plans. Contributions are intended to provide for benefits related to past and current service with the Company. Effective December 31, 2003, the Company froze the pension plan and recorded a curtailment loss of approximately $20,000. Benefits will no longer be accrued after December 31, 2003, and no further employees will be added to the Plan. The Company expects to maintain the assets of the Plan to pay normal benefits accrued through December 31, 2003. Assets of the plan consist primarily of stocks, bonds and government securities.

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table sets forth the plan's funded status as of December 31, 2003 and 2002 (the measurement dates) and the amounts recognized in the Company's Consolidated Balance Sheets at January 31, 2004 and 2003:

(in thousands)	2004	2003
Benefit obligation at beginning of year	$ 6,704	$ 5,921
Service cost	210	167
Interest cost	421	409
Actuarial loss	366	527
Benefits paid	(334)	(320)
Benefit obligation at end of year	7,367	6,704
Fair value of plan assets at beginning of year	4,913	4,849
Actual return on plan assets	779	(463)
Employer contribution	824	847
Benefits paid	(334)	(320)
Fair value of plan assets at end of year	6,182	4,913
Funded status	(1,185)	(1,791)
Unrecognized actuarial loss	2,785	2,944
Unrecognized prior services cost	–	30
Contributions between measurement date and year-end	122	145
Net amount recognized	$ 1,722	$ 1,328

Amounts recognized in the Company's Consolidated Balance Sheets at January 31, 2004 and 2003, consist of:

(in thousands)	2004	2003
Prepaid benefit cost	$ 1,722	$ 1,328
Accrued benefit liability	(2,907)	(3,120)
Intangible asset	–	30
Accumulated other comprehensive loss	2,907	3,090
Net amount recognized	$ 1,722	$ 1,328

Net periodic pension cost for 2004, 2003 and 2002 includes the following components:

(in thousands)	2004	2003	2002
Service cost	$ 210	$ 167	$ 163
Interest cost	421	409	391
Expected return on assets	(414)	(398)	(398)
Net amortization	190	68	(7)
Net periodic pension cost	$ 407	$ 246	$ 149

The Company has recognized the full amount of its actuarially determined pension liability and the related intangible asset (if applicable). The unrecognized pension cost has been recorded as a charge to consolidated stockholders' equity after giving effect to the related future tax benefit.

The weighted average assumptions used to determine the benefit obligation and the net periodic benefit cost for the years ending January 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
Discount rate	6.0%	6.5%	7.25%
Expected long-term return on plan assets	7.5%	8.0%	8.75%
Rate of compensation increase	N/A	N/A	N/A
Health care cost trend on covered charges	N/A	N/A	N/A
Market-related value of assets	N/A	N/A	N/A
Expected return on assets	Smoothed value	Smoothed value	Smoothed value

The estimated long-term rate of return on assets was developed based on the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. Benefit level assumptions for 2004, 2003 and 2002 are based on fixed amounts per year of credited service.

The percentage of the fair value of total plan assets for each major category of plan assets as of the measurement date follows:

As of December 31,	2003	2002
Equity securities	55%	47%
Debt securities	37%	43%
Cash and cash equivalents	8%	10%
Total	100%	100%

The Company's investment policy includes the following asset allocation guidelines and were effective for both periods presented:

	Normal Weighting	Policy Range
Equity securities	60%	40-70%
Debt securities	35%	20-60%
Cash and cash equivalents	5%	0-15%

The asset allocation policy was developed in consideration of the following long-term investment objectives: to achieve long-term inflation-adjusted growth in asset values through investments in common stock and fixed income obligations, to minimize risk by maintaining an allocation to cash equivalents, to manage the portfolio to conform to ERISA requirements, to

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

manage plan assets on a total return basis, and to maximize total returns consistent with an appropriate level of risk. Risk is to be controlled via diversification of investments among and within asset classes.

The Company contracts with a financial institution to provide investment management services. Full discretion in portfolio investments is given to the investment manager subject to the asset allocation guidelines and the following additional guidelines:

- **Equity Securities** – Allowable equity securities include common stocks listed on any U.S. stock exchange or over-the-counter common stocks, preferred and convertible securities. The equity holdings of any single issuer should aggregate to no more than 10% of the total market value of the Plan.

- **International Securities** – Allowable international securities include common stocks, preferred stocks, warrants, convertible securities, as well as government and corporate debt securities.

- **Mutual Funds** – Mutual funds may be utilized for investments in fixed income, equity and international securities to enhance diversification and performance.

- **Fixed Income Securities** – Allowable fixed income securities include U.S. Treasury securities, U.S. Agency securities and corporate bonds. All fixed income securities shall be rated "A" or better at the time of purchase. No fixed income security shall continue to be held if its rating falls below "BBB." The securities of any single issuer, with the exception of U.S. Treasuries and Agencies, should aggregate to no more than 10% of the total market value of the Plan. The fixed income segment of the portfolio will generally have an intermediate average maturity (five to ten years) and a maximum permitted maturity for an individual issue of fifteen years.

The Company's policy with respect to funding the qualified pension plan is to fund at least the minimum required by ERISA and not more than the maximum deductible for tax purposes. No contribution is expected to be required by ERISA for the January 1 to December 31, 2004, plan year. The Company expects calendar year 2004 contributions to the plan will be approximately $850,000.

The Company also provides supplemental retirement benefits to the chief executive officer. Benefits are computed based on the compensation earned during the highest five consecutive years of employment reduced for a portion of Social Security benefits and an annuity equivalent of the chief executive's defined contribution plan balance. The Company does not contribute to the plan or maintain any investment assets related to the expected benefit obligation. The Company has recognized the full amount of its actuarially determined pension liability as of January 31, 2004 and 2003, respectively. The amounts recognized in the Company's Consolidated Balance Sheets at January 31, 2004 and 2003, were $1,190,000 and $1,023,000. Net periodic pension cost of the supplemental retirement benefits for 2004, 2003 and 2002 include the following components:

(in thousands)	2004	2003	2002
Service cost	$ 100	$ 38	$ 50
Interest cost	67	67	62
Net periodic pension cost	$ 167	$ 105	$ 112

The Company also participates in a number of defined benefit, multi-employer plans. These plans are union-sponsored, and the Company makes contributions equal to the amounts accrued for pension expense. Total union pension expense for these plans was $1,368,000, $1,316,000 and $1,285,000 in 2004, 2003 and 2002, respectively. Information regarding assets and accumulated benefits of these plans has not been made available to the Company.

The Company's salaried and certain hourly employees participate in Company-sponsored, defined contribution plans. Total expense for the Company's portion of these plans was $1,576,000, $1,560,000 and $1,205,000 in 2004, 2003 and 2002, respectively.

(12) INDEBTEDNESS

On July 31, 2003, the Company entered into an agreement ("Master Shelf Agreement") whereby it could issue up to $60,000,000 in unsecured notes. Upon closing, the Company issued $40,000,000 of notes ("Senior Notes") under the Master Shelf Agreement. The remaining $20,000,000, subject to terms and conditions and acceptance by the lender, is available for issuance by the Company at market rates until July 31, 2005. The Senior Notes bear a fixed interest rate of 6.05% and will be due on July 31, 2010, with annual principal payments of $13,333,000 beginning July 31, 2008. Proceeds from issuance of the Senior Notes were used to refinance borrowings outstanding under the Company's previous term loan and revolving credit facility ("Previous Loan Facilities").

Concurrent with the signing of the Master Shelf Agreement, the Company closed on a new bank revolving credit facility ("Credit Agreement"). The Credit Agreement is an unsecured $30,000,000 revolving facility to be used for working capital requirements and general corporate purposes. The maximum available under the Credit Agreement is $30,000,000, less any outstanding

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

letter of credit commitments (which are subject to a $15,000,000 sublimit). The Credit Agreement provides interest at variable rates equal to, at the Company's option, a Eurodollar rate plus 1.75% to 2.75% (depending upon certain ratios) or an alternative reference rate as defined in the Credit Agreement. The Credit Agreement will be due and payable on July 31, 2006. On January 31, 2004, there were loans of $2,000,000, at an average interest rate of 4.0%, and letters of credit of $8,958,000 outstanding on the Credit Agreement.

The Master Shelf Agreement and the Credit Agreement contain certain covenants including restrictions on the incurrence of additional indebtedness and liens, investments, acquisitions, transfer or sale of assets, transactions with affiliates, payment of dividends and certain financial maintenance covenants, including among others, fixed charge coverage, maximum debt to EBITDA, minimum tangible net worth and minimum asset coverage. The Company was in compliance with its covenants as of January 31, 2004.

In connection with refinancing the Previous Loan Facilities on July 31, 2003, the Company recorded debt extinguishment costs of $2,320,000. The costs included a prepayment penalty of $671,000, the write-off of deferred loan costs related to the Previous Loan Facilities of $1,447,000 and the write-off of the unrealized loss on the Company's interest rate swap of $202,000. The debt extinguishment costs of $1,135,000 recorded in July 2002 were the result of refinancing a previous credit facility. The July 2002 loss, which was previously reported as an extraordinary item, was reclassified to income from continuing operations upon adoption of SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment to FASB Statement No. 13, and Technical Corrections," as of February 1, 2003.

The Company's previous floating rate debt exposed it to changes in interest rates going forward. During September 2002, the Company entered into an interest rate swap agreement (the "Swap Agreement"), as required by the Previous Loan Facilities. The Swap Agreement effectively converted a portion of the previous term loan to a fixed rate basis, thus reducing the impact of interest rate changes. Upon entering the Master Shelf Agreement, a fixed interest rate contract, the Swap Agreement no longer qualified for hedge accounting and gains and losses related to the Swap Agreement were included in Other, net in the Company's Consolidated Statements of Income as incurred. The Swap Agreement calls for quarterly interest payments which commenced on October 1, 2002, and will terminate September 9, 2004. The Swap Agreement is recorded at its fair market value of $127,000 as of January 31, 2004, in Other accrued expenses in the Company's Consolidated Balance Sheets.

Maximum borrowings outstanding under the Company's then-existing credit agreements during 2004, 2003 and 2002 were $42,000,000, $37,000,000 and $47,000,000, respectively, and the average outstanding borrowings were $37,838,000, $30,062,000 and $33,292,000, respectively. The weighted average interest rates were 5.7%, 6.6% and 7.0%, respectively.

Loan costs incurred for securing long-term financing are amortized using a method that approximates the effective interest method over the term of the respective loan agreement. Amortization of these costs for 2004, 2003 and 2002 was $205,000, $345,000 and $312,000, respectively. Amortization of loan costs is included in Interest expense in the Consolidated Statements of Income.

Debt outstanding as of January 31, 2004 and 2003, whose carrying value approximates fair market value, was as follows:

(in thousands)	2004	2003
Current maturities of long-term debt:		
Previous Loan Facilities	$ –	$ 3,938
Total current maturities of long-term debt	–	3,938
Long-term debt:		
Previous Loan Facilities	–	28,432
Revolving Credit Facility	2,000	–
Senior Notes	40,000	–
Total long-term debt	42,000	28,432
Total debt	$ 42,000	$ 32,370

As of January 31, 2004, debt outstanding will mature as follows:

(in thousands)	
2005	$ –
2006	–
2007	2,000
2008	–
2009	13,333

(13) FOREIGN CURRENCY DERIVATIVES

The Company has foreign operations that have significant costs denominated in foreign currencies, and thus is exposed to risks associated with changes in foreign currency exchange rates. At any point in time, the Company might use various hedge instruments, primarily foreign currency option contracts, to manage the exposures associated with forecasted expatriate labor costs and purchases of operating supplies. The Company does not enter into foreign currency derivative financial instruments for speculative or trading purposes.

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As of January 31, 2004, the Company held option contracts with an aggregate U.S. dollar notional value of $16,140,000 to hedge the risks associated with forecasted Australian dollar denominated costs in its African operations. The contracts settle in various increments through January 2005. The fair value of the instruments of $1,395,000 at January 31, 2004, is recorded in other current assets, and net of income taxes of $539,000, in accumulated other comprehensive income. Aggregate gains of $219,000 on foreign currency hedging transactions were recognized during 2004 as the forecasted transactions being hedged occurred and were recorded primarily in cost of revenues in the Company's Consolidated Statements of Income.

(14) STOCK AND STOCK OPTION PLANS

In October 1998, the Company adopted a Rights Agreement whereby the Company has authorized and declared a dividend of one preferred share purchase right ("Right") for each outstanding common share of the Company. Subject to limited exceptions, the Rights are exercisable if a person or group acquires or announces a tender offer for 25% or more of the Company's common stock. Each Right will entitle shareholders to buy one one-hundredth of a share of a newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $45.00. The Company is entitled to redeem the Right at $.01 per Right at any time before a person has acquired 25% or more of the Company's outstanding common stock. The Rights expire 10 years from the date of grant.

The Company has reserved 500,000 shares of common stock for issuance under Employee Incentive Compensation Plans. Issuance of shares under the Plans is based on performance as determined annually by a committee appointed by the Company's Board of Directors.

The Company also has stock option plans which provide for the granting of options to purchase up to an aggregate of 2,500,000 shares of common stock at a price fixed by the Board of Directors or a committee. As of January 31, 2004, there are 784,981 shares available to be granted under the plans.

Significant option groups outstanding at January 31, 2004, and related weighted average price and life information follows:

Grant Date	Options Outstanding	Options Exercisable	Average Exercise Price	Remaining Life (Months)
2/96	89,500	89,500	10.500	25
4/97	8,943	8,943	11.400	39
2/98	197,500	197,500	14.000	49
4/98	17,654	17,654	10.290	51
4/99	262,614	255,131	5.130	63
7/99	5,000	5,000	6.063	66
2/00	35,000	35,000	5.500	73
4/00	34,122	19,473	3.495	75
8/00	10,000	7,500	5.125	79
9/00	75,000	56,250	4.000	20
5/01	55,000	27,500	7.105	88

All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The options have terms of five to ten years from the date of grant and vest ratably over periods of four to five years. For purposes of pro forma disclosure, the weighted average fair value at the date of grant for options granted during 2002 was $4.16 per option. No options were granted during 2004 and 2003. The fair value of options at date of grant was estimated using the Black-Scholes model. The fair values are based on an expected life in years equal to the full option term, no dividend yield and the following weighted average assumptions:

	2002
Interest rate	4.9%
Volatility	38%

	Shares Under Option		Shares Exercisable	
	Weighted Number of Shares	Average Price	Weighted Number of Shares	Average Price
Stock Option Activity Summary:				
Outstanding, February 1, 2001	1,343,380	$ 7.352	812,226	$ 7.862
Granted	55,000	7.105	–	
Canceled	(17,561)	6.069	(3,027)	
Vested	–	–	172,113	
Outstanding, January 31, 2002	1,380,819	7.358	981,312	7.780
Granted	–	–		
Exercised	(144,956)	3.773	(144,956)	
Canceled	(1,324)	3.640	(945)	
Vested	–	–	191,658	
Outstanding, January 31, 2003	1,234,539	7.776	1,027,069	8.289
Granted	–	–	–	
Exercised	(412,903)	6.475	(412,903)	
Canceled	(31,303)	13.892	(31,303)	
Vested	–	–	136,588	
Outstanding, January 31, 2004	790,333	$ 8.118	719,451	$ 8.410

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(15) CONTINGENCIES

The Company's drilling activities involve certain operating hazards that can result in personal injury or loss of life, damage and destruction of property and equipment, damage to the surrounding areas, release of hazardous substances or wastes and other damage to the environment, interruption or suspension of drill site operations and loss of revenues and future business. The magnitude of these operating risks is amplified when the Company, as is frequently the case, conducts a project on a fixed-price, "turnkey" basis where the Company delegates certain functions to subcontractors but remains responsible to the customer for the subcontracted work. In addition, the Company is exposed to potential liability under foreign, federal, state and local laws and regulations, contractual indemnification agreements or otherwise in connection with its services and products. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. Although the Company maintains insurance protection that it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject or that the Company will be able to continue to obtain such insurance protection. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. In addition, the Company does not maintain political risk insurance with respect to its foreign operations.

The Company is involved in various matters of litigation, claims and disputes which have arisen in the ordinary course of the Company's business. While the resolution of any of these matters may have an impact on the financial results for the period in which the matter is resolved, the Company believes that the ultimate disposition of these matters will not, in the aggregate, have a material adverse effect upon its business or consolidated financial position, results of operations or cash flows.

(16) OPERATING SEGMENTS AND FOREIGN OPERATIONS

The Company is a multinational company which provides sophisticated services and related products to a variety of markets. Management defines the Company's operational organizational structure into discrete divisions based on its primary product lines. Each division comprises a combination of individual district offices, which primarily offer similar types of services and serve similar types of markets. Although individual offices within a division may periodically perform services normally provided by another division, the results of those services are recorded in the offices' own division. For example, if a water resources division office performed geoconstruction services, the revenues would be recorded in the water resources division rather than the geoconstruction division. Should an office's primary responsibility move from one division president to another, that office's results going forward would be reclassified between divisions at that time. The Company's reportable segments are defined as follows:

Water Resources Division

This division provides a full line of water-related services and products including hydrological studies, site selection, well design, drilling and well development, pump installation, and repair and maintenance. The division's offerings include the design and construction of water treatment facilities and the manufacture and sale of products to treat volatile organics and other contaminants such as nitrates, iron, manganese, arsenic, radium and radon in groundwater. The division also offers environmental services to assess and monitor groundwater contaminants. Effective February 1, 2003, the Company's ground freezing services were included in the division on a prospective basis due to a change in reporting responsibility.

Mineral Exploration Division

This division provides a complete range of drilling services for the mineral exploration industry. Its aboveground and underground drilling activities include all phases of core drilling, diamond, reverse circulation, dual tube, hammer and rotary air-blast methods.

Geoconstruction Division

This division focuses on services that improve soil stability, primarily jet grouting, grouting, vibratory ground improvement, drilled micropiles, stone columns, anchors and tiebacks. The division also manufactures a line of high-pressure pumping equipment used in grouting operations and geotechnical drilling rigs used for directional drilling. Effective February 1, 2003, the division no longer includes the Company's ground freezing services due to a change in reporting responsibility.

Energy Division

This division primarily focuses on exploration and production of coalbed methane ("CBM") properties in the United States. To date it has been concentrated on projects in the Midwest region of the United States. Historically, the division has also included service businesses in shallow gas and tar sands exploration drilling, conventional oilfield fishing services and coil tubing fishing services. During fiscal 2004, the division's strategy shifted to focus mainly on resource development rather than providing services to external customers. Accordingly, in January 2004, the Company sold its Canadian drilling unit to Ensign Drilling and its oilfield fishing services to Smith International. The results of operations for these units have been reclassified to

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

discontinued operations for all years presented (see Note 4). The division is now composed of the Company's CBM development activities and two small, specialty energy service companies.

Products and Other

This grouping has historically included the Company's supply operation which distributed drilling equipment, parts and supplies, a manufacturing operation producing diamond drilling rigs, diamond bits, core barrels and drill rods ("Christensen Products") and other miscellaneous operations which do not fall into the above divisions. On January 23, 2003, the Company sold its supply operation to Boart Longyear. Upon the sale, the results of operations were reclassified to discontinued operations (see Note 4). On August 8, 2001, the Company sold its Christensen Products business to a subsidiary of Atlas Copco.

Financial information for the Company's operating segments is presented below. Intersegment revenues are accounted for based on the fair market value of the products sold or services provided. The Corporate loss from continuing operations consists of unallocated corporate expenses, primarily general and administrative functions and incentive compensation. Corporate assets are all assets of the Company not directly associated with an operating segment, and consist primarily of cash and deferred income taxes.

(in thousands)	2004	2003	2002
Revenues			
Water resources	$ 169,631	$ 167,080	$ 172,806
Mineral exploration	68,218	55,769	57,945
Geoconstruction	31,285	29,621	27,006
Energy	2,919	2,617	3,667
Products and other	–	436	9,168
Intersegment products and supply revenues	–	–	(3,978)
Total revenues	$ 272,053	$ 255,523	$ 266,614
Income (loss) from continuing operations			
Water resources	$ 20,942	$ 28,654	$ 27,474
Mineral exploration	3,343	(1,082)	(7,313)
Geoconstruction	2,246	2,631	1,194
Energy	(1,500)	(1,223)	(260)
Products and other	–	(2,142)	1,389
Unallocated corporate expenses	(13,481)	(14,759)	(15,596)
Debt extinguishment costs	(2,320)	(1,135)	–
Interest	(2,604)	(2,490)	(3,934)
Total income from continuing operations	$ 6,626	$ 8,454	$ 2,954
Total Assets			
Water resources	$ 63,800	$ 54,244	$ 60,802
Mineral exploration	54,375	60,903	87,739
Geoconstruction	21,951	20,122	18,274
Energy	40,646	16,183	11,352
Products and other	–	1,804	14,165
Corporate	36,555	24,844	10,010
Total assets	$ 217,327	$ 178,100	$202,342
Capital Expenditures			
Water resources	$ 3,659	$ 4,189	$ 2,959
Mineral exploration	5,087	4,315	5,263
Geoconstruction	1,070	2,082	986
Energy	10,754	4,416	234
Products and other	–	–	18
Corporate	58	352	349
Total capital expenditures	$ 20,628	$ 15,354	$ 9,809
Depreciation and Amortization			
Water resources	$ 4,543	$ 4,739	$ 5,087
Mineral exploration	5,652	5,978	8,731
Geoconstruction	1,228	1,980	2,127
Energy	286	341	420
Products and other	–	13	209
Corporate	168	153	137
Total depreciation and amortization	$ 11,877	$ 13,204	$ 16,711
Geographic Information:			
Revenues			
North America	$ 219,978	$ 213,248	$ 219,488
Africa/Australia	44,784	36,182	42,613
Other foreign	7,291	6,093	4,513
Total revenues	$ 272,053	$ 255,523	$ 266,614

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

Income from continuing operations of the energy segment for 2003 and 2002, respectively, includes $815,000 and $53,000 of expenses related to the Company's energy exploration activities in the Gulf of Mexico region of the United States. No such expenses were incurred in 2004. These activities are unrelated to the Company's coalbed methane exploration and development efforts and were charged to expense as no reserves were identified. The Company is no longer pursuing these exploration activities.

(17) NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued several statements which were effective in the current year or will be effective in future years. SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities Summary" amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contacts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003. Interpretation No. 46 Revised, "Consolidation of Variable Interest Entities" ("FIN 46R") requires consolidation of certain variable interest entities if certain conditions are met. The adoption of SFAS No. 149 and 150 and FIN 46R did not have significant impacts on the Company's results of operations or financial position. The Company adopted the disclosure requirements of SFAS No. 132 Revised,"Employers' Disclosures about Pensions and Other Postretirement Benefits" during 2004, related to pensions and other postretirement benefits (see Note 11).

(18) QUARTERLY RESULTS (UNAUDITED)

Unaudited quarterly financial data are as follows (thousands of dollars, except per share data):

2004	First	Second	Third	Fourth
Revenues	$ 59,745	$ 70,189	$ 69,861	$ 72,258
Gross profit	17,252	20,421	19,048	18,870
Net income (loss) from continuing operations	693	(372)	988	1,052
Net income (loss)	619	(450)	541	1,941
Basic net income (loss) per share from continuing operations	0.06	(0.03)	0.08	0.08
Diluted net income (loss) per share from continuing operations	0.06	(0.03)	0.08	0.08
Basic net income (loss) per share	0.05	(0.04)	0.04	0.16
Diluted net income (loss) per share	0.05	(0.04)	0.04	0.15

2003	First	Second	Third	Fourth
Revenues	$ 63,388	$ 67,557	$ 64,466	$ 60,112
Gross profit	17,914	20,155	18,727	18,376
Net income from continuing operations	696	516	889	1081
Net income before cumulative effect of accounting change	251	5	200	478
Net income (loss)	(14,178)	5	200	478
Basic net income per share from continuing operations	0.06	0.05	0.07	0.09
Diluted net income per share from continuing operations	0.06	0.05	0.07	0.09
Basic net income per share before cumulative effect of accounting change	0.02	0.00	0.02	0.04
Diluted net income per share before cumulative effect of accounting change	0.02	0.00	0.02	0.04
Basic net income (loss) per share	(1.20)	0.00	0.02	0.04
Diluted net income (loss) per share	(1.17)	0.00	0.02	0.04

During 2004 and 2003, the Company sold certain operations and classified the results of those operations as discontinued operations (see Note 4). Revenues for the first three quarters of 2004 have been reduced by $6,602,000, $3,353,000 and $2,915,000, respectively, related to the discontinued operations. Gross profit for the first three quarters of 2004 have been reduced by $952,000, $893,000 and $157,000, respectively, related to the discontinued operations. Revenues for the four quarters of 2003 have been reduced by $4,796,000, $2,604,000, $2,164,000 and $4,174,000, respectively, related to the discontinued operations. Gross profit for the four quarters of 2003 have been reduced by $946,000, $535,000, $281,000 and $688,000, respectively, related to the discontinued operations.

DIRECTORS AND EXECUTIVE OFFICERS

Robert J. Dineen
Chairman of the Board and Director

Donald K. Miller
Director – Chairman of Axiom International Investors, L.L.C., an international equity asset management firm

David A.B. Brown
Director – President of The Windsor Group, a consulting firm focusing on energy-related issues

J. Samuel Butler
Director – President of Trinity Petroleum Management, L.L.C., an oil and gas management outsourcing company

Anthony B. Helfet
Director – Retired Investment Banker

Warren G. Lichtenstein
Director – Chairman, Secretary and Managing Member of Steel Partners, L.L.C., the general partner of Steel Partners II, L.P., a private investment firm

Nelson Obus
Director – President of Wynnefield Capital Management, L.L.C., a general manager of private investment partnerships

Andrew B. Schmitt
President, Chief Executive Officer and Director

Gregory F. Aluce
Senior Vice President and Division President – Water Resources

Eric R. Despain
Senior Vice President and Division President – Mineral Exploration

Steven F. Crooke
Vice President – General Counsel and Secretary

Jerry W. Fanska
Vice President – Finance and Treasurer

ANNUAL STOCKHOLDERS MEETING

The Annual Stockholders Meeting will be held on June 3, 2004, at the Hyatt Regency Crown Center
2345 McGee Street
Kansas City, Missouri 64108

REGISTRAR AND TRANSFER AGENT

National City Bank
Cleveland, Ohio

FORM 10-K NOTICE

Stockholders, analysts or potential investors desiring a copy of the Annual Report on Form 10-K of Layne Christensen Company, as filed with the Securities and Exchange Commission, may make their requests in writing to the Secretary, at the address of the Company. The Company's periodic and current reports are also available on its website at www.laynechristensen.com.

STOCKHOLDER INTERESTS

The Company's common stock is traded in the over-the counter market through the NASDAQ National Market System under the symbol LAYN. The stock has been traded in this market since the Company became a publicly held company on August 20, 1992. The following table sets forth the range of high and low sales prices of the Company's stock by quarter for fiscal 2004 and 2003, as reported by the NASDAQ National Market System. These quotations represent prices between dealers and do not include retail mark-up, mark-down or commissions.

FISCAL YEAR 2004	High	Low
First Quarter	$ 8.79	$ 7.00
Second Quarter	8.35	7.01
Third Quarter	10.25	8.06
Fourth Quarter	13.21	9.03

FISCAL YEAR 2003	High	Low
First Quarter	$10.60	$ 7.35
Second Quarter	10.80	8.60
Third Quarter	10.00	5.47
Fourth Quarter	8.70	7.35

At March 23, 2004, there were 173 owners of record of the Company's common stock.

The Company has not paid any cash dividends on its common stock. Moreover, the Board of Directors of the Company does not anticipate paying any cash dividends in the foreseeable future. The Company's future dividend policy will depend on a number of factors including future earnings, capital requirements, financial condition and prospects of the Company and such other factors as the Board of Directors may deem relevant, as well as restrictions under the Credit Agreement between the Company and LaSalle Bank National Association as agent, the Master Shelf Agreement between the Company and Prudential Investment Management, Inc., The Prudential Insurance Company of America, Pruco Life Insurance Company and Security Life of Denver Insurance Company, and other restrictions which may exist under other credit agreements existing from time to time. The Credit Agreement and the Master Shelf Agreement limit the cash dividends payable by the Company.

Layne Christensen Company

[illegible]00 Shawnee Mission Parkway

Mission Woods, KS 66205

[illegible] 362.0510

www.laynechristensen.com